EXHIBIT 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164


Magna announces fourth quarter and 2007 results

AURORA, ON, February 27, 2008 - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today reported financial results for the fourth quarter and year ended December 31, 2007.

    <<
    -------------------------------------------------------------------------
                               THREE MONTHS ENDED            YEAR ENDED
                                   DECEMBER 31,             DECEMBER 31,
                           ------------------------  ------------------------
                                 2007         2006         2007         2006
                           -----------  -----------  -----------  -----------

    Sales                  $    6,836   $    6,368   $   26,067   $   24,180

    Operating income       $      203   $       42   $    1,152   $      792

    Net income             $       28   $       29   $      663   $      528

    Diluted earnings
     per share             $     0.24   $     0.26   $     5.86   $     4.78

    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------
    >>


    YEAR ENDED DECEMBER 31, 2007
    ----------------------------
    We posted sales of $26.1 billion for 2007, an increase of 8% over 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales offset in part by reductions in complete vehicle assembly sales, and tooling, engineering and other sales.
    During 2007, North American and European average dollar content per vehicle increased 11% and 20% respectively, over 2006. During 2007, North American vehicle production declined 2% while European vehicle production increased 3%, each compared to 2006.
    Complete vehicle assembly sales decreased 8% to $4.0 billion for 2007 compared to $4.4 billion for 2006 and complete vehicle assembly volumes decreased 19% to approximately 200,000 units.
    During 2007, operating income was $1.152 billion, net income was $663 million and diluted earnings per share were $5.86. Excluding the unusual items recorded during 2007 and 2006 (see "Unusual Items" below), operating income increased $257 million, net income increased $202 million, and diluted earnings per share increased $1.65.
    During 2007, we generated cash from operations before changes in non-cash operating assets and liabilities of $1.7 billion, and invested $94 million in non-cash operating assets and liabilities. Total investment activities for 2007 were $977 million, including $741 million in fixed asset additions, a $190 million increase in investments and other assets, and $46 million to purchase subsidiaries.

    THREE MONTHS ENDED DECEMBER 31, 2007
    ------------------------------------
    We posted sales of $6.8 billion for the fourth quarter ended December 31, 2007, an increase of 7% over the fourth quarter of 2006. This higher sales level was achieved as a result of increases in North American, European and Rest of World production sales, offset in part by reductions in complete vehicle assembly sales, and tooling, engineering and other sales.
    During the fourth quarter of 2007, North American and European average dollar content per vehicle increased 13% and 26% respectively, over the comparable quarter in 2006. During the fourth quarter of 2007, North American vehicle production increased by 1% and European vehicle production declined 1%, each compared to the fourth quarter of 2006.
    Complete vehicle assembly sales decreased 21% to $981 million for the fourth quarter of 2007 compared to $1.25 billion for the fourth quarter of 2006 and complete vehicle assembly volumes decreased 36% to approximately 42,000 units.
    During the fourth quarter of 2007, operating income was $203 million, net income was $28 million and diluted earnings per share were $0.24. Excluding unusual items recorded during the fourth quarters of 2007 and 2006 (see "Unusual Items" below), operating income increased $102 million, net income increased $63 million, and diluted earnings per share increased $0.46.
    During the three months ended December 31, 2007, we generated cash from operations before changes in non-cash operating assets and liabilities of $429 million, and generated $400 million from non-cash operating assets and liabilities. Total investment activities for the fourth quarter of 2007 were $320 million, including $305 million in fixed asset additions, and a $15 million increase in investments and other assets.

    UNUSUAL ITEMS
    -------------
    During the years ended December 31, 2007 and 2006, we recorded a number of unusual items: impairment charges related to long-lived assets; a valuation allowance on future income tax assets; restructuring charges associated with the assessment of our global operating structure and capacity; and other charges and gains. The impact of these unusual items on operating income, net income and diluted earnings per share was as follows:

    <<
                                Three months ended           Year ended
                                   December 31,             December 31,
                           ------------------------  ------------------------
                                 2007         2006         2007         2006
    -------------------------------------------------------------------------
    Operating Income       $      (32)  $      (91)  $      (45)  $     (148)
    -------------------------------------------------------------------------
    Net Income             $     (144)  $      (80)  $     (183)  $     (116)
    -------------------------------------------------------------------------
    Earnings per share     $    (1.21)  $    (0.73)  $    (1.61)  $    (1.04)
    -------------------------------------------------------------------------
    >>

    A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2007 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    DIVIDEND
    --------
    Yesterday, our Board of Directors declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended December 31, 2007. The dividend of U.S. $0.36 per share is payable on March 19, 2008 to shareholders of record on March 10, 2008.

    UPDATED 2008 OUTLOOK
    --------------------
    For the full year 2008, we expect our consolidated sales to be between $24.9 billion and $26.2 billion, based on full year 2008 light vehicle production volumes of approximately 14.4 million units in North America and approximately 15.6 million units in Europe. Full year 2008 average dollar content per vehicle is expected to be between $845 and $875 in North America and between $450 and $475 in Europe. We expect our full year 2008 complete vehicle assembly sales to be between $3.6 billion and $3.9 billion.
    In addition, we expect that full year 2008 spending for fixed assets will be in the range of $925 million to $975 million.
    This 2008 outlook assumes no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.
    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive: interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 84,000 employees in 241 manufacturing operations and 62 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter results on Wednesday, February 27, 2008 at 8:00 a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-940-0570. The number for overseas callers is 1-212-231-2900. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Wednesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please call Karin Kaminski 905-726-7103
    -------------------------------------------------------------------------


    FORWARD-LOOKING STATEMENTS
    --------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: shifting OEM market shares, declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to compete with suppliers with operations in low cost countries; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; the termination or non-renewal by our customers of any material contracts; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines ("Russian Machines") for so long as the governance arrangements remain in place between them; potential conflicts of interest involving the Stronach Trust and Russian Machines; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------


    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended
December 31, 2007 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2006 included in our 2006 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and year ended December 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at February 25, 2008.

    OVERVIEW
    -------------------------------------------------------------------------

    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive: interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2007, we had 241 manufacturing divisions and 62 product development and engineering centres in 23 countries.
    Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
    -------------------------------------------------------------------------

    We are pleased with our 2007 results, including higher sales, average dollar content per vehicle in both North America and Europe, operating income, net income, and diluted earnings per share. Our improved results were achieved despite lower vehicle production volumes in North America, particularly at General Motors ("GM") and Ford Motor Company ("Ford"), lower complete vehicle assembly volumes and sales, and continuing price concessions given to our customers. We also had a number of other achievements in 2007, including the successful launch or ramp-up of a significant amount of business, important new business awards, and supplier awards from a number of our customers, including GM, Ford, Toyota and Honda. In North America, much of the new business we launched was in the crossover utility vehicle segment, which has grown rapidly in the past few years. We are well represented in a number of product areas in this high growth segment. Finally, in 2007 we continued to grow our business and manufacturing footprint outside of our traditional markets of North America and Western Europe, which contributed to a 53% increase in Rest of World production sales. Our growth in Rest of World sales is important, since much of the future growth in global vehicle production is expected to occur in emerging markets such as Russia, various countries in Eastern Europe and Asia.
    In addition to the launch or ramp-up of new business, our improved results reflect operating efficiencies we realized at some of our facilities and progress we made at certain underperforming divisions. Despite the many positives we achieved, 2007 also proved to be a difficult year in a number of respects. In addition to the industry challenges mentioned above, we continued to incur losses at a number of underperforming facilities, particularly at certain powertrain and interiors facilities in North America. Furthermore, our 2007 results were adversely impacted by fixed asset impairment charges in North America and Europe, restructuring charges related to facility closures and rationalizations as we continue to migrate our manufacturing footprint towards lower cost countries, and certain tax-related charges.
    Although no significant acquisitions or dispositions were made during 2007, we completed a plan of arrangement with Russian Machines and signed a unique Framework of Fairness Agreement with the Canadian Auto Workers' union. We also completed a substantial issuer bid pursuant to which we purchased for cancellation 11.9 million Class A Subordinate Voting Shares. In addition to the substantial issuer bid, we also purchased 2.7 million Class A Subordinate Voting Shares under an ongoing normal course issuer bid, which allows for the purchase of an additional 6.3 million shares before its expiry on November 11, 2008.
    We ended 2007 with a strong balance sheet, including a substantial net cash position. We expect that our net cash will help us "weather the storm" in the industry and provide opportunities to continue to grow our business and further enhance shareholder value.
    During 2007, we recorded sales of $26.1 billion, an increase of 8% over 2006. This higher sales level was achieved as a result of growth in our North American, European and Rest of World production sales offset in part by a decrease in complete vehicle assembly sales, and tooling, engineering and other sales. During 2007, our North American and European dollar content per vehicle increased by 11% and 20%, respectively, over 2006. In addition, during 2007, North American vehicle production decreased 2% while European vehicle production levels increased 3%, each compared to 2006.
    We reported strong sales in 2007 despite the fact that two of our largest customers in North America continued to reduce vehicle production levels. While overall North American vehicle production volumes declined 2% in 2007 compared to 2006, GM and Ford vehicle production declined by 8% and 7%, respectively.
    Operating income for 2007 increased 45% or $360 million to $1.15 billion from $792 million for 2006. Excluding the unusual items recorded in 2007 and 2006 (see "Unusual Items" below), operating income for 2007 increased
$257 million or 27%. The increase in operating income excluding unusual items was primarily due to additional margins earned on the launch of new programs during or subsequent to 2006, increased margins earned on higher volumes for certain production programs and productivity and efficiency improvements at certain facilities, including underperforming divisions. These factors were partially offset by operational inefficiencies and other costs at certain underperforming facilities, including certain powertrain and interiors facilities in North America, lower margins earned as a result of a decrease in production volumes, costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production, higher employee profit sharing and incentive compensation and incremental customer price concessions.
    Net income for 2007 increased 26% or $135 million to $663 million from $528 million for 2006. Excluding the unusual items recorded in 2007 and 2006 (see "Unusual Items" below), net income for 2007 increased 31% or $202 million. The increase in net income excluding unusual items was primarily a result of the increase in operating income (excluding unusual items) partially offset by higher income taxes (excluding unusual items). Income taxes were higher due to higher operating income partially offset by a decrease in our effective tax rate as described in the "Incomes Taxes" section below.
    Diluted earnings per share for 2007 increased 23% or $1.08 to $5.86 from $4.78 for 2006. Excluding the unusual items recorded in 2007 and 2006 (see "Unusual Items" below), diluted earnings per share increased 28% or $1.65 primarily as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding in 2007, primarily as a result of the Class A Subordinate Voting Shares issued in 2007 related to the Arrangement, as discussed in the "Capital Transactions" section below, and stock options exercised during 2006 and 2007, partially offset by the repurchase and cancellation of Class A Subordinate Voting Shares under the terms of our fully completed Substantial Issuer Bid and ongoing Normal Course Issuer Bid.

    <<
    UNUSUAL ITEMS
    -------------------------------------------------------------------------

    During 2007 and 2006, we recorded certain unusual items as follows:

                                2007                          2006
                  -----------------------------  ----------------------------
                                        Diluted                       Diluted
                  Operating      Net   Earnings  Operating     Net   Earnings
                    Income    Income  per Share   Income    Income  per Share
    -------------------------------------------------------------------------
    Impairment
     charges(1)    $   (56)  $   (40)  $ (0.35)  $   (54)  $   (46)  $ (0.41)
    Restructuring
     charges(2)        (39)      (27)    (0.24)      (77)      (65)    (0.58)
    Sale of
     facilities(3)     (12)       (7)    (0.06)      (17)      (15)    (0.14)
    Sale of
     property(4)        36        30      0.26         -         -         -
    Foreign
     currency
     gain(4)            26        24      0.21         -         -         -
    Valuation
     allowance on
     future tax
     assets(5)           -      (115)    (1.01)        -         -         -
    Future tax
     (charge)
     recovery(5)         -       (48)    (0.42)        -        10      0.09
    -------------------------------------------------------------------------
    Total unusual
     items         $   (45)  $  (183)  $ (1.61)  $  (148)  $  (116)  $ (1.04)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Impairment Charges

        In conjunction with our annual goodwill impairment analysis and consideration of other indicators of impairment of our long-lived assets at certain operations, we have recorded long-lived asset impairment charges as follows:

                                       2007                      2006
                          ------------------------- -------------------------
                            Operating          Net    Operating          Net
                               Income       Income       Income       Income
        ---------------------------------------------------------------------
        Europe             $       12   $       12   $       41   $       38
        North America              44           28           13            8
        ---------------------------------------------------------------------
                           $       56   $       40   $       54   $       46
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Europe

        Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, during 2007 we recorded asset impairments of $12 million relating to certain assets and facilities in Germany, Austria, the Czech Republic and Spain.

        During 2006, we recorded asset impairments of $41 million related to certain assets and facilities due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects. Asset impairments were recorded at an exterior systems facility in Germany, a powertrain systems facility in Austria, interior systems facilities in the United Kingdom and Spain and a seating systems facility in the Czech Republic.

        North America

        During 2007, we recorded asset impairments of $44 million related to an interiors systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the business planning period based on existing and projected sales levels.

        During 2006, we recorded asset impairments of $13 million related to certain interior systems facilities in the United States. The asset impairments were recorded as a result of losses that were projected to be incurred throughout our business planning period based on existing and projected sales levels.

    (2) Restructuring Charges

        Europe

        During 2007, we recorded restructuring charges of $4 million related to the closure of a sunvisors facility in Spain. During 2006, we recorded restructuring charges of $43 million related primarily to closure costs of a mirrors facility in Ireland and an exterior systems facility in Belgium.

        North America

        In North America, restructuring charges totalled $35 million for 2007 and $34 million for 2006. Specifically, in 2007 we recorded
        $12 million related to the closure of exterior systems facilities in Canada and the United States, $10 million related to the consolidation of powertrain facilities in Canada and $9 million related to the closure of a mirror facility in the United States. The balance of restructuring and rationalization charges related to a stamping facility in the United States.

        The restructuring charges in 2006 related primarily to rightsizing a powertrain facility in the United States and restructuring and rationalization charges related primarily to certain powertrain and seating facilities in the United States.

        In addition, we may incur additional restructuring and rationalization charges during 2008.

    (3) Sale of Facilities

        During 2007, we entered into an agreement to sell an underperforming exterior systems facility in Germany. As a result, we incurred a $12 million loss on disposition of the facility. During 2006, we sold two underperforming powertrain facilities, which resulted in losses on disposition of $12 million and $5 million in Europe and North America, respectively.

    (4) Other Unusual Items

        During 2007 we recorded the following unusual items:

        - we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million; and
        - a $26 million foreign currency gain on the repatriation of funds from Europe.

    (5) Income Taxes

        In conjunction with our annual goodwill and long-lived asset impairment analyses, during the fourth quarter of 2007, we recorded a $115 million charge to establish valuation allowances against certain of our future tax assets in the United States.

        Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factors we use to assess the likelihood of realization are our past history of earnings, forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. During 2007, we determined that valuation allowances were required in the United States based on:

        - three year historical cumulative losses at our interior systems and powertrain operations;
        - the deterioration of near-term automotive market conditions in the United States; and
        - significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

        Also during 2007, we recorded a $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico, offset in part by a $5 million future income tax recovery related to a reduction in future income tax.

        During 2006, we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.
    >>

    CAPITAL TRANSACTIONS
    -------------------------------------------------------------------------

    During 2007, following approval by our Class A and Class B shareholders, we completed the court-approved plan of arrangement (the "Arrangement") whereby OJSC Russian Machines ("Russian Machines"), a wholly owned subsidiary of Basic Element Limited ("Basic Element"), made a major strategic investment in Magna. Russian Machines represents the Machinery Sector of Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor and train car manufacturer Abakanvagonmash. Basic Element is a diversified holding company founded in 1997 with assets in Russia, countries of the Commonwealth of Independent States, Europe, Africa, South America and Australia.

    <<
    In accordance with the Arrangement:

    -   Russian Machines invested $1.54 billion to indirectly acquire
        20 million of our Class A Subordinate Voting Shares from treasury.

    - We purchased 217,400 Class B Shares for cancellation, representing all of our outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for $24 million and the number of votes per each Class B Share was reduced from 500 votes to 300 votes.

    - The Stronach Trust and certain members of our executive management combined their respective shareholdings in Magna (in the case of executive management, a portion of their shareholdings), together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement into a new Canadian holding company, M Unicar Inc. ("M Unicar"). At September 20, 2007, M Unicar indirectly held 100% of our outstanding Class B Shares and approximately 16% of our outstanding Class A Subordinate Voting Shares collectively representing approximately 68.8% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.
    >>

    On September 25, 2007, we also completed the previously announced substantial issuer bid ("SIB") pursuant to which we purchased for cancellation
11.9 million Class A Subordinate Voting Shares, representing 9.2% of our issued and outstanding Class A Subordinate Voting Shares for an aggregate purchase price of $1.1 billion. Following completion of the SIB M Unicar held shares collectively representing approximately 71.0% of the votes attached to all of our Class A Subordinate Voting Shares and Class B Shares then outstanding.
    On November 12, 2007, we commenced a normal course issue bid ("NCIB") to purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, up to 9 million of our Class A Subordinate Voting Shares. As at December 31, 2007, we had purchased for cancellation approximately 2.5 million Class A Subordinate Voting Shares and had also purchased approximately 134,000 Class A Subordinate Voting Shares for an aggregate purchase price of $219 million. The NCIB will expire on November 11, 2008, unless extended by us prior to that time.

    <<
    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------

    A number of trends continue to have a significant impact on the global automotive industry and our business, including:

    -   declining North American production volumes;

    - the increasing market share of Asian-based OEMs in North America and Europe and the declining market share and deteriorating financial condition of some of our traditional customers in these markets;

    - the exertion of significant pricing pressure, primarily by North American and European OEMs, including through pre-determined price concessions, significant demands for retroactive price reductions and increased transfer of warranty costs, design and engineering expenses, as well as tooling costs;

    - increased exposure to prices for steel, resin, paints/chemicals and other raw materials and commodities, as well as energy prices;

    - the deteriorating financial condition of the automotive supply base, particularly in North America, and the corresponding increase in operational and financial exposure as many such suppliers become bankrupt or insolvent;

    - the growth of the automotive industry in China, Korea, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to such lower cost countries;

    - growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets;

    - the increasing prevalence of vehicles built off high-volume global vehicle platforms; and

    - increasing customer and consumer demand for lighter, more fuel-efficient and environmentally-friendly vehicles, with additional safety features, improved comfort, convenience and space optimization features and advanced electronics systems.

    The following are some of the more significant risks that could affect our ability to achieve our desired results:

    - The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in economic and political conditions, including interest rates, energy prices and international conflicts (including acts of terrorism). Automotive production is affected by consumer demand and may be affected by the foregoing macro factors as well as structural factors such as labour relations issues, regulatory requirements, trade agreements and similar matters. As a result of these and other factors, some of our customers are currently experiencing and/or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes, which could have a material adverse effect on our profitability.

    - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to five such customers, three of which are rated as below investment grade by credit rating agencies. We are attempting to further diversify our customer base, particularly to increase our business with Asian-based OEMs. A decline in overall production volumes by any of our five largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base.

    - While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have a material adverse effect on our profitability.

    - The financial condition of some of our traditional customers has deteriorated in recent years due in part to high labour costs (including healthcare, pension and other post-employment benefit costs), high raw materials, commodities and energy prices, declining sales and other factors. Additionally, increased gas prices, have affected and could further threaten sales of certain of their models, such as full-size sport utility vehicles and light trucks. All of these conditions, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

    - We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over a pre-defined supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded and will likely continue to demand additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions or reductions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability. To the extent we refuse to make price concessions to our customers they may not award new business to us, which could also have a material adverse effect on our profitability.

    - We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. In particular, some OEMs have requested that we pay for design, engineering and tooling costs that are incurred prior to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could have an adverse effect on our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer's warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

    - Prices for key raw materials and commodities used in our parts production, particularly steel, resin, paints chemicals and other raw materials, as well as energy prices, remain at elevated levels compared to levels earlier this decade, with the possibility of further increases in the future. We have attempted to mitigate our exposure to commodities price increases, however, to the extent we are unable to fully do so through hedging strategies, by engineering products with reduced commodity content, by passing commodity price increases to our customers or otherwise, such additional commodity costs could have a material adverse effect on our profitability.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of any such supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers' production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

    - We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to OEMs, capacity utilization, and labour relations among OEMs, their employees and unions. As a result of favourable terms in collective bargaining agreements concluded in 2007, the "Detroit 3" OEMs may insource some production which had previously been outsourced. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the OEMs' own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

    - The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, Korea, Thailand, India, Russia, Brazil and other low cost countries. As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant production contract to a competitor in low cost countries or significant costs and risks incurred to enter and carry on business in these countries could have an adverse effect on our profitability.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained changes in such related currency values could adversely impact our competitiveness in certain geographic regions.

    - Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

    - In response to the increasingly competitive automotive industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further restructuring costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

    - We recorded significant impairment charges related to goodwill, future tax assets and fixed assets in recent years and may continue to do so in the future. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate our ability to realize future tax assets and fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

    - We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

    - From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which is dependent on a wide range of factors, including the production readiness of manufacturing space, as well as issues relating to manufacturing processes, tooling, equipment and sub-suppliers. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

    - From time to time, we may become liable for legal, contractual and other claims by various parties, including, customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.
    >>

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Accounting Change

    In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530 "Comprehensive Income", 3855 "Financial Instruments - Recognition and Measurement", 3861 "Financial Instruments - Disclosure and Presentation", and 3865 "Hedges". We adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, our accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

    Financial Instruments

    Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements and our investment in asset-backed commercial paper ("ABCP"). Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities are recorded at amortized cost using the effective interest method. We do not currently have any available for sale financial assets.

    Comprehensive Income

    Other comprehensive income includes the unrealized gains and losses on translation of our net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of our net income and other comprehensive income.
    Accumulated other comprehensive income is a separate component of shareholders' equity, which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

    Hedges

    Previously, under Canadian GAAP derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.
    The impact of these accounting policy changes on the consolidated balance sheet as at January 1, 2007 was as follows:

    <<
    Increase in prepaid expenses and other                        $       28
    Increase in other assets                                              17
    Increase in future tax assets                                         14
    -------------------------------------------------------------------------

    Increase in other accrued liabilities                         $       32
    Increase in other long-term liabilities                               17
    Increase in future tax liabilities                                    13
    -------------------------------------------------------------------------

    Decrease in accumulated other comprehensive income            $        3
    -------------------------------------------------------------------------

    Average Foreign Exchange

                        For the three months             For the year
                         ended December 31,            ended December 31,
                   ----------------------------  ----------------------------
                      2007      2006    Change      2007      2006    Change
    -------------------------------------------------------------------------

    1 Canadian
     dollar equals
     U.S. dollars    1.019     0.877     +  16%    0.936     0.882    +   6%
    1 euro equals
     U.S. dollars    1.450     1.292     +  12%    1.371     1.257    +   9%
    1 British pound
     equals U.S.
     dollars         2.044     1.920     +   7%    2.001     1.845    +   8%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2007 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which were recorded in selling, general and administrative expenses, impact reported results.

    <<
    RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2007
    -------------------------------------------------------------------------

    Sales
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                         15.102       15.335       -   2%
      Europe                                15.938       15.536       +   3%
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                     $      859   $      775       +  11%
      Europe                            $      435   $      362       +  20%
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                   $   12,977   $   11,883       +   9%
        Europe                               6,936        5,624       +  23%
        Rest of World                          411          269       +  53%
      Complete Vehicle Assembly              4,008        4,378       -   8%
      Tooling, Engineering and Other         1,735        2,026       -  14%
    -------------------------------------------------------------------------
    Total Sales                         $   26,067   $   24,180       +   8%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America increased 9% or $1.1 billion to $13.0 billion for 2007 compared to $11.9 billion for 2006. This increase in production sales reflects an 11% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes. More importantly, production volumes at our largest North American customers continued to deteriorate. While overall North American vehicle production volumes declined 2% during 2007 compared to 2006, vehicle production volumes at GM and Ford declined 8% and 7%, respectively.
    Our average dollar content per vehicle grew by 11% or $84 to $859 for 2007 compared to $775 for 2006, primarily as a result of:

    <<
    -   the launch of new programs during or subsequent to 2006, including:
        -  the Ford Edge and Lincoln MKX;
        -  the Saturn Outlook, GMC Acadia and the Buick Enclave;
        -  GM's full-size pickups;
        -  the BMW X5;
        -  the Jeep Wrangler and Wrangler Unlimited;
        -  the Ford F-Series SuperDuty;
        -  the Dodge Nitro; and
        -  the Dodge Avenger and Chrysler Sebring; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKZ;
        -  the Ford Explorer and Mercury Mountaineer; and
        -  the Chevrolet HHR;
    - programs that ended production during or subsequent to 2006, including:
        -  the Ford Freestar and Mercury Monterey;
        -  the Saturn ION;
        -  the Buick Rendezvous; and
        -  the Chrysler Pacifica; and
    -   incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 23% or $1.3 billion to $6.9 billion for 2007 compared to $5.6 billion for 2006. This increase in production sales reflects a 20% increase in our European average dollar content per vehicle and a 3% increase in European vehicle production volumes.
    Our average dollar content per vehicle grew by 20% or $73 to $435 for 2007 compared to $362 for 2006, primarily as a result of:

    -   the launch of new programs during or subsequent to 2006, including:
        -  the MINI Cooper;
        -  the Mercedes-Benz C-Class;
        -  the smart fortwo; and
        -  the BMW 3-Series;
    - an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound, each against the U.S. dollar; and
    - acquisitions completed during or subsequent to 2006, including the acquisition of two facilities from Pressac Investments Limited ("Pressac acquisition") in January 2007.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including
        -  the Mercedes-Benz E-Class; and
        -  the Volkswagen Golf;
    -   the sale of certain facilities during or subsequent to 2006; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 53% or $142 million to $411 million for 2007 compared to $269 million for 2006. The increase in production sales is primarily as a result of:

    - the launch of new programs during or subsequent to 2006 in Korea, China, Brazil and South Africa;
    - increased production and/or content on certain programs in Korea, China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real, Korean Won and Chinese Renminbi, each against the U.S. dollar.
    >>

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact our levels of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                              2007         2006       Change
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Sales     $    4,008   $    4,378       -   8%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:                         131,056      157,963       -  17%
        BMW X3, Mercedes E-Class and
         G-Class, and Saab 9(3)
         Convertible
      Value-Added:                          68,913       90,096       -  24%
        Jeep Grand Cherokee,
         Chrysler 300, Chrysler
         Voyager, and Jeep Commander
    -------------------------------------------------------------------------
                                           199,969      248,059       -  19%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly volumes decreased 19% to 199,969 units for 2007 compared to 248,059 units for 2006. Complete vehicle assembly sales decreased 8% or $370 million to $4.0 billion for 2007 compared to $4.4 billion for 2006. The decrease in complete vehicle assembly sales is primarily the result of:

    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and
    - a decrease in assembly volumes for the BMW X3, Saab 9(3) Convertible and all vehicles accounted for on a value-added basis.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 14% or $291 million to $1.74 billion for 2007 compared to $2.03 billion for 2006.
    In 2007, the major programs for which we recorded tooling, engineering and other sales were:

    -   GM's full-size pickups;
    -   the Ford Flex;
    -   the BMW X3, Z4, 1-Series and 3-Series programs;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   the Dodge Journey;
    -   the Mazda 6;
    -   the MINI Cooper;
    -   the smart fortwo;
    -   the Audi A5;
    -   the Mercedes C-Class, GL-Class and R-Class; and
    -   the Ford F-Series SuperDuty.

    In 2006 the major programs for which we recorded tooling, engineering and other sales were:

    -   GM's next generation full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the Ford Edge and Lincoln MKX;
    -   the BMW X3, Z4, X5 and 3-Series programs;
    -   the Dodge Caliber;
    -   the Ford Escape;
    -   the Saturn VUE;
    -   the Freightliner P-Class;
    -   the Suzuki XL7;
    -   the Mercedes M-Class; and
    -   the Ford F-Series.

    Also in the fourth quarter of 2006, in association with the end of production of the E-Class 4MATIC complete vehicle assembly program, we recorded engineering sales related to the final payment received from DaimlerChrysler for pre-production engineering research and development costs which were previously being amortized on a units of production basis over the assembly contract.
    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar.

    Gross Margin

    Gross margin increased $499 million to $3.5 billion for 2007 compared to $3.0 billion for 2006, and gross margin as a percentage of total sales increased to 13.3% for 2007 compared to 12.3% for 2006. The unusual items discussed in the "Unusual Items" section above negatively impacted gross margin as a percentage of total sales in 2007 and 2006 by 0.1% and 0.2%, respectively. Excluding these unusual items, the 0.9% increase in gross margin as a percent of sales was primarily a result of:

    - incremental gross margin earned on new programs that launched during or subsequent to 2006;
    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility, which had a lower gross margin than our consolidated average;
    - the decrease in complete vehicle assembly sales which had a lower gross margin than our consolidated average;
    -   the decrease in tooling and other sales that earn low or no margins;
    - incremental gross margin earned as a result of increased production volumes for certain programs;
    - productivity and efficiency improvements at certain facilities, including underperforming divisions; and
    -   improvements as a result of prior years' restructuring activities.

    The factors contributing to the increase in gross margin as a percentage of sales were partially offset by:

    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    - operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and interiors facilities in North America;
    - lower gross margin earned as a result of a decrease in production volumes for certain programs;
    -   higher employee profit sharing; and
    -   incremental customer price concessions.

    Depreciation and Amortization

    Depreciation and amortization costs increased 10% or $82 million to $872 million for 2007 compared to $790 million for 2006. Excluding the unusual items discussed in the "Unusual Items" section above, depreciation and amortization increased $76 million primarily as a result of:

    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
    - depreciation and amortization of assets at facilities that launched programs during or subsequent to 2006;
    - accelerated depreciation on certain program specific assets in North America;
    - additional depreciation and amortization of assets related to the Pressac acquisition in January 2007; and
    -   an increase in assets employed to support future business.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of total sales remained unchanged in 2007 compared to 2006 at 5.6%. SG&A expenses increased 7% or $101 million to $1.5 billion for 2007 compared to $1.4 billion for 2006. Excluding the unusual items discussed in the "Unusual Items" section above, SG&A expenses increased by $199 million primarily as a result of:

    - an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
    -   higher employee profit sharing and incentive compensation;
    - higher infrastructure costs to support the increase in sales levels, including spending related to programs that launched during or subsequent to 2006;
    - cash awarded to a former sales agent pursuant to an unfavourable arbitration award;
    - a $12 million write-down of our investments in ABCP as discussed in the "Cash Resources" section below;
    -   increased spending as a result of the Pressac acquisition in January
        2007;
    -   cost incurred to develop and grow our business in Russia; and
    - increased stock compensation costs related to restricted shares, including the acceleration of certain restricted share agreements with a former executive, which resulted in a one-time charge to compensation expense of approximately $7 million.

    These factors were partially offset by:

    - the sale or disposition of certain facilities during or subsequent to 2006;
    -   reduced spending at certain underperforming divisions; and
    - the recovery of a long-term receivable that was previously written off.

    Impairment Charges

    Impairment charges increased $2 million to $56 million for 2007 compared to $54 million for 2006. For a complete discussion of the impairment charges, see the "Unusual Items" section above and note 4 of the accompanying unaudited interim consolidated financial statements for the three months and year ended December 31, 2007.

    Earnings before Interest and Taxes ("EBIT")(1)

                                              2007         2006       Change
    -------------------------------------------------------------------------
    North America                       $      688   $      575       +  20%
    Europe                                     359          126       + 285%
    Rest of World                               20            -            -
    Corporate and Other                         23           77       -  70%
    -------------------------------------------------------------------------
    Total EBIT                          $    1,090   $      778       +  40%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the years ended December 31, 2007 and 2006 were the following unusual items, which have been discussed in the "Unusual Items" section above.

                                                          2007          2006
    -------------------------------------------------------------------------

    North America
      Impairment charges                            $      (44)   $      (13)
      Restructuring charges                                (35)          (34)
      Foreign currency gain                                 23             -
      Sale of facilities                                     -            (5)
    -------------------------------------------------------------------------
                                                           (56)          (52)
    Europe
      Impairment charges                                   (12)          (41)
      Restructuring charges                                 (4)          (43)
      Sale of facility                                     (12)          (12)
      Sale of property                                      36             -
    -------------------------------------------------------------------------
                                                             8           (96)
    Corporate and other
      Foreign currency gain                                  3             -
    -------------------------------------------------------------------------
                                                             3             -
    -------------------------------------------------------------------------
                                                    $      (45)   $     (148)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before net interest expense or income.

    North America

    EBIT in North America increased 20% or $113 million to $688 million for 2007 compared to $575 million for 2006. Excluding the North American unusual items discussed in the "Unusual Items" section above, the remaining
$117 million increase in EBIT is primarily due to:

    - incremental margin earned on programs that launched during or subsequent to 2006;
    - productivity and efficiency improvements at certain facilities, including underperforming divisions;
    - an increase in reported U.S. dollar sales, net of increased costs, due to the currency translation; and
    - the sale and/or closure of certain underperforming divisions during or subsequent to 2006.

    The factors contributing to the increase in EBIT were partially offset by:
    - operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities;
    - lower margins earned as a result of a decline in production volumes for certain programs;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher employee profit sharing and incentive compensation;
    -   higher affiliation fees paid to Corporate; and
    -   incremental customer price concessions.

    Europe

    EBIT in Europe increased 185% or $233 million to $359 million for 2007 compared to $126 million for 2006. Excluding the European unusual items discussed in the "Unusual Items" section above, the remaining $129 million increase in EBIT is primarily due to:

    - incremental margin earned on programs that launched during or subsequent to 2006;
    - incremental margin earned as a result of higher production volumes for certain production programs;
    -   acquisitions completed during or subsequent to 2006;
    - productivity and efficiency improvements at certain facilities, including underperforming divisions;
    - the sale and/or closure of certain underperforming divisions during or subsequent to 2006; and
    - an increase in reported U.S. dollar sales, net of increased costs, due to the currency translation.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in 2006;
    -   operational inefficiencies and other costs at certain facilities;
    -   costs incurred to develop and grow our business in Russia;
    - cash awarded to a former sales agent pursuant to an unfavourable arbitration award;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher affiliation fees paid to Corporate;
    -   higher incentive compensation and employee profit sharing; and
    -   incremental customer price concessions.

    Rest of World

    In 2007, we generated $20 million of EBIT in the Rest of World compared to no EBIT for 2006. The increase in EBIT is primarily the result of:

    - incremental margin earned on the increase in production sales discussed above; and
    - increased equity income earned on our 41% interest in Shin Young Metal Ind. Co.

    These factors were partially offset by costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and other EBIT decreased 70% or $54 million to $23 million for 2007 compared to $77 million for 2006. Excluding the Corporate and Other unusual items discussed in the "Unusual Items" section above, EBIT decreased $57 million as a result of:

    -   increased salaries and wages;
    - increased incentive compensation, due primarily to an increase in our consolidated earnings;
    -   increased consulting fees incurred;
    - increased stock compensation costs related to restricted shares, including the acceleration of certain restricted share agreements with a former executive, which resulted in a one-time charge to compensation expense of approximately $7 million;
    - the write-down of our investment in ABCP as discussed in the "Cash Resources" section below; and
    -   cost incurred to develop and grow our business in Russia;.

    These factors were partially offset by:

    -   an increase in affiliation fees earned from our divisions; and
    - the recovery of a long-term receivable that was previously written off.

    Interest Income

    During 2007, we earned net interest income of $62 million, compared to $14 million for 2006. The $48 million increase is primarily as a result of:

    - an increase in interest income earned, including interest earned on the net cash received from the Arrangement; and
    -   a reduction in interest expense due to:
        - the repayment in January 2007 of the third series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG"); and
        -  the repayment of long-term debt during 2006, including
           $107 million of senior unsecured notes.
    >>

    Operating Income

    Operating income increased 45% or $360 million to $1.2 billion for 2007 compared to $0.8 billion for 2006. Excluding the unusual items, discussed in the "Unusual Items" section above, operating income for 2007 increased 27% or $257 million. The increase in operating income (excluding unusual items) was the result of the increase in EBIT (excluding unusual items) combined with the increase in net interest income earned, both as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 42.9% for 2007 from 33.9% for 2006. In 2007 and 2006, income tax rates were impacted by the unusual items discussed in the "Unusual Items" section above. Excluding the unusual items, our effective income tax rate decreased to 29.6% for 2007 compared to 31.9% for 2006. The decrease in the effective income tax rate is primarily the result of:

    <<
    - a decrease in losses not benefited, primarily at certain interiors facilities in Europe;
    - an unfavourable Supreme Court of Canada ruling in 2006 against a taxpayer which restricts deductibility of certain foreign exchange losses; and
    - a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

    Net Income

    Net income increased by 26% or $135 million to $663 million for 2007 compared to $528 million for 2006. Excluding the unusual items, discussed in the "Unusual Items" section above, net income increased $202 million as a result of an increase in operating income partially offset by an increase in income taxes, all as discussed above.

    Earnings per Share

                                              2007         2006       Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                             $     5.95   $     4.86       +  22%
      Diluted                           $     5.86   $     4.78       +  23%
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and Class B
     Shares outstanding
      Basic                                  111.4        108.8       +   2%
      Diluted                                114.1        111.4       +   2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Diluted earnings per share increased 23% or $1.08 to $5.86 for 2007 compared to $4.78 for 2006. Excluding the unusual items, discussed in the "Unusual Items" section above, diluted earnings per share increased $1.65 from 2006 as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding during the year.
    The increase in the weighted average number of diluted shares outstanding was primarily the result of the Class A Subordinate Voting Shares issued in 2007 related to the Arrangement and stock options exercised during 2006 and 2007, partially offset by the repurchase and cancellation of our Class A Subordinate Voting Shares under the terms of our fully completed Substantial Issuer Bid and ongoing Normal Course Issuer Bid.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for 2007 was 16.6%, an increase from 11.9% for 2006. The unusual items discussed in the "Unusual Items" section above negatively impacted 2007 ROFE by 0.6% and 2006 ROFE by 2.1%.
    Excluding these unusual items, the 3.2% increase in ROFE can be attributed to an increase in EBIT (excluding unusual items), as discussed above, partially offset by an approximate $60 million increase in average funds employed for 2007 compared to 2006. The increase in our average funds employed was primarily as a result of:

    <<
    -   acquisitions completed during or subsequent to 2006 including:
        - Pressac in January 2007, which added approximately $59 million of average funds employed; and
        - CTS in February 2006, which added approximately $60 million of funds employed; and
    - increased funds employed for new facilities associated with recent or upcoming launches.

    The factors contributing to the increase in our average funds employed were partially offset by:

    - the closure of certain underperforming facilities during or subsequent to 2006; and
    -   a reduction in our average investment in working capital.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                              2007         2006       Change
    -------------------------------------------------------------------------

    Net income                          $      663   $      528
    Items not involving current cash
     flows                                   1,024          911
    -------------------------------------------------------------------------
                                             1,687        1,439   $      248
    Changes in non-cash operating assets
     and liabilities                           (94)         157
    -------------------------------------------------------------------------
    Cash provided from operating
     activities                         $    1,593   $    1,596   $       (3)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (1) ROFE is defined as EBIT divided by the average Funds Employed for the period. Funds Employed is defined as long-term assets, excluding future tax assets plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

    Cash flow from operations before changes in non-cash operating assets and liabilities increased $248 million to $1.7 billion for 2007 compared to $1.4 billion for 2006. The increase in cash flow from operations was due to the $135 million increase in net income (as discussed above) and a $113 million increase in items not involving current cash flows is comprised of the following:

                                                          2007          2006
    -------------------------------------------------------------------------

    Depreciation and amortization                   $      872    $      790
    Goodwill and long-lived asset impairments               56            54
    Valuation allowance established against future
     tax assets                                            115             -
    Equity Income                                          (11)          (13)
    Future Income taxes and non-cash portion of
     current taxes                                        (123)          (92)
    Other non-cash charges                                 115           172
    -------------------------------------------------------------------------
    Items not involving current cash flows          $    1,024    $      911
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The $31 million change in future income taxes and non-cash portion of current taxes is due to a decrease in net tax losses not benefited partially offset by the $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico.
    The $57 million decrease in other non-cash charges was due to:

    - a $41 million increase on gains on disposal of fixed assets, including the following items as discussed in the "Unusual Items" section above:
        -  the $36 million gain on sale of property in the United Kingdom;
        -  the $12 million loss on sale of facility during 2007; and
        -  the $17 million loss on the disposal of facilities during 2006;
    -   a $30 million decrease in other asset amortization; and
    - a $23 million decrease in the loss incurred on the write-off and/or disposal of assets, related primarily to restructuring activities.

    These factors were partially offset by:

    - a $21 million increase in dividends received from equity accounted investments; and
    - a $12 million write-down of a portion of our investments in ABCP as discussed in the "Cash Resources" section below.

    Cash invested in non-cash operating assets and liabilities amounted to $94 million for 2007 compared to cash generated of $157 million for 2006. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

                                                          2007          2006
    -------------------------------------------------------------------------

    Accounts receivable                             $       36    $       14
    Inventory                                              (97)           60
    Prepaid expenses and other                             (13)           15
    Accounts payable and other accrued liabilities         (65)           62
    Income taxes payable                                    66            35
    Deferred revenues                                      (21)          (29)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                    $      (94)   $      157
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    During 2007 and 2006 the changes in non-cash operating assets and liabilities were not significant.

    Capital and Investment Spending

                                              2007         2006       Change
    -------------------------------------------------------------------------

    Fixed assets                        $     (741)  $     (793)
    Investments and other assets              (190)         (99)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                         (931)        (892)
    Purchases of subsidiaries                  (46)        (284)
    Proceeds from disposals                    109           65
    -------------------------------------------------------------------------
    Cash used in investing activities   $     (868)  $   (1,111)  $      243
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Fixed assets, investments and other assets additions

    In 2007 we invested $741 million in fixed assets, including $29 million related to an agreement we entered into for the purchase of real estate from Magna Entertainment Corp. ("MEC") as discussed in the "Related Parties" section below. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2007 was for manufacturing equipment for programs that launched during 2007, or will be launching subsequent to 2007, including equipment for the following major programs:

    -   Ford F-Series;
    -   the Ford Flex and Lincoln MKS;
    -   the Jeep Liberty; and
    -   the Chrysler 300/300C and Dodge Magnum.

    In 2006 we invested $793 million in fixed assets, including capital for the following major programs:

    -   GM's next generation full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the Ford Edge and Lincoln MKX;
    -   the BMW X3, Z4, X5 and 3-Series programs; and
    -   the Dodge Caliber.

    In 2007, we invested $190 million in investments and other assets primarily relating to:

    - a $130 million investment in ABCP as discussed in the "Cash Resources" section below;
    - fully reimbursable planning, engineering and tooling costs relating to programs that launched during 2007 or will be launching during 2008; and
    -   long-term tooling receivables.

    In 2006, we invested $99 million in investments and other assets primarily relating to:

    - the acquisition of a 41% equity interest in Shin Young Metal Ind. Co., a Korean-based supplier of major stampings, welded assemblies and tooling to the automotive industry;
    - fully reimbursable planning and engineering costs relating to programs that launched during 2006 or 2007; and
    -   long-term tooling receivables.

    Purchase of subsidiaries

    During 2007, we acquired two facilities from Pressac for total consideration of $52 million, consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.
    During 2006, we invested $284 million to purchase subsidiaries, including:

    - the acquisition of CTS for total consideration of $271 million, consisting of $203 million paid in cash and $68 million of assumed debt;
    - the acquisitions from MEC of the Magna Golf Course located in Aurora, Ontario and the Fontana Golf and Sports Club located in Austria total consideration of $84 million, consisting of $63 million paid in cash and $21 million of assumed debt; and
    - a number of small acquisitions, including manufacturing facilities and engineering centres, the cash portion of which amounted to $18 million.

    Proceeds from disposition

    For 2007, proceeds from disposition were $109 million, which included:

    - proceeds received from the sale of property in the United Kingdom, as discussed in the "Unusual Items" section above; and
    -   proceeds from normal course fixed and other asset disposals.

    For 2006, proceeds from disposal were $65 million, which included:

    - proceeds received from the sale of a long-term tooling receivable by a facility in the United Kingdom; and
    -   proceeds from normal course fixed and other asset disposals.

    Financing

                                              2007         2006       Change
    -------------------------------------------------------------------------

    Repayments of debt                  $      (79)  $     (275)
    Issues of debt                              28           24
    Issues of Class A Subordinate
     Voting Shares                           1,560           28
    Repurchase of Class A Subordinate
     Voting Shares                          (1,310)           -
    Repurchase of Class B Shares               (24)           -
    Cash dividends paid                       (131)        (163)
    -------------------------------------------------------------------------
    Cash provided from (used in)
     financing activities               $       44   $     (386)  $      430
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The repayments of debt in 2007 included the repayment in January of the third series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition.
    The repayments of debt in 2006 included the repayments of:

    - the second series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition; and
    -   senior unsecured notes of $107 million.
    >>

    During the third quarter of 2007, we issued 20.0 million of our Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation 11.9 million or our Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 217,400 of our Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the "Capital Transactions" section above.
    During the fourth quarter of 2007, we repurchased 2.7 million Class A Subordinate Voting Shares for an aggregate purchase price of $219 million in relation to the NCIB as discussed above.
    During 2007, we received cash proceeds of $29 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $28 million for 2006.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $1.15 for 2007 compared to $1.52 for 2006 and total cash dividends paid decreased to $131 million for 2007 compared to $163 million for 2006.

    <<
    Financing Resources

                                              2007         2006       Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                 $       89   $       63
      Long-term debt due within one year       374           98
      Long-term debt                           337          605
    -------------------------------------------------------------------------
                                               800          766   $       34
    Shareholders' equity                     8,642        7,157        1,485
    -------------------------------------------------------------------------
    Total capitalization                $    9,442   $    7,923   $    1,519
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total capitalization increased by 19% or $1,519 million to $9.4 billion at December 31, 2007 as compared to $7.9 billion at December 31, 2006. The increase in capitalization is a result of a $1.5 billion increase in shareholders' equity and a $34 million increase in liabilities.
    The increase in liabilities is primarily the result of an increase in bank indebtedness to satisfy working capital requirements in certain regions and the strengthening of the Canadian dollar and euro, each against the U.S. dollar. This increase in bank indebtedness was partially offset by decreases in long-term debt as a result of the repayment of the third series of our senior unsecured notes related to the NVG acquisition.
    The increase in shareholders' equity is primarily the result of:

    <<
    - Class A Subordinate Voting Shares issued in connection with the Arrangement and on the exercise of stock options and stock appreciation rights;
    -   net income earned during 2007 (as discussed above); and
    - a $727 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, between December 31, 2006 and December 31, 2007, each against the U.S. dollar.

    These factors were partially offset by:

    - the repurchase for cancellation of Class A Subordinate Voting Shares in connection with the SIB and NCIB;
    - the repurchase for cancellation of Class B Shares in connection with the Arrangement;
    -   dividends paid during 2007; and
    - the reduction in the stated value of our Class A Subordinate Voting Shares as a result of the repurchase of Class A Subordinate Voting Shares which:
        -  have been awarded on a restricted basis to certain executives; and
        - are being held in Trust for purposes of our restricted stock unit, deferred profit sharing and similar programs.
    >>

    Cash Resources

    During 2007, our cash resources increased by $1.1 billion to $2.954 billion as a result of the cash provided from operating activities and financing activities, partially offset by the cash used in investing activities. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.8 billion was unused and available. In July 2007, our five-year revolving term facility was extended for one additional year, expiring on July 31, 2012.
    At December 31, 2007 we held investments in ABCP with a face value of Cdn $134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ("DBRS"), the highest credit rating issued for commercial paper, and backed by AAA rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, we have reclassified our ABCP as long-term investments after initially classifying them as cash and cash equivalents. In addition, we recorded a $12 million impairment of the value of this investment as follows:

    <<
    - a charge against potentially non-performing assets (primarily sub-prime residential mortgages), which was determined on a probability weighted basis;
    - a charge related to restructured notes which are expected to continue performing. The return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and,
    - costs expected to be incurred by the noteholders related to the restructuring.

    Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of our investment in ABCP, which would impact our earnings.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at February 25, 2007 were exercised or converted:

    Class A Subordinate Voting and Class B Shares                116,072,243
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              2,945,973
    -------------------------------------------------------------------------
                                                                 120,114,805
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

    Contractual Obligations and Off-Balance Sheet Financing

    At December 31, 2007, we had contractual obligations requiring annual payments as follows:

                                             2009-    2011-   There-
                                    2008     2010     2012    after    Total
    -------------------------------------------------------------------------
    Operating leases with:
      MI Developments Inc.
       ("MID")                   $   164  $   322  $   321  $   699  $ 1,506
      Third parties                  146      226      158      192      722
    Long-term debt                   374      284       18       35      711
    -------------------------------------------------------------------------
    Total contractual
     obligations                 $   684  $   832  $   497  $   926  $ 2,939
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.
    Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $316 million at December 31, 2007. These obligations are as follows:

                                                    Termination
                                                            and
                              Pension   Retirement Long Service
                            Liability    Liability Arrangements        Total
    -------------------------------------------------------------------------

    Projected benefit
     obligation            $      301   $       79   $      215   $      595
    Less plan assets             (279)           -            -         (279)
    -------------------------------------------------------------------------
    Unfunded amount                22           79          215          316
    Unrecognized past
     service costs and
     actuarial gains
     (losses)                      11            7          (19)          (1)
    -------------------------------------------------------------------------
    Amount recognized in
     other long-term
     liabilities           $       33   $       86   $      196   $      315
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Our off-balance sheet financing arrangements are limited to operating lease contracts.
    The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2007 for facilities leased from MID and third parties were $159 million and $92 million, respectively. Operating lease commitments in 2008 for facilities leased from MID and third parties are expected to be $164 million and $93 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).
    We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $65 million for 2007, and are expected to be $53 million in 2008.
    Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced. As such, lease commitments are expected to remain at current levels. Alternatively, we will incur capital expenditures to acquire equivalent capacity.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $37 million since we have a legal right of set-off of the customer's long-term receivable payable to us against such borrowings, and we intend to settle the related amounts simultaneously.

    Foreign Currency Activities

    Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.
    Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.
    We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

    RELATED PARTIES
    -------------------------------------------------------------------------

    Mr. Frank Stronach and Ms. Belinda Stronach, our Chairman and Executive Vice-Chairman, respectively, and two members of the Stronach family are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent a 53% voting interest in M Unicar Inc., which controls Magna through the right to direct the votes attaching to 100% of our Class B Shares and approximately 18% of our Class A Subordinate Voting Shares. The Stronach Trust also controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in our operations are leased from MID under operating lease agreements, which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the years ended December 31, 2007 and 2006 was $159 million and $153 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $1 million.
    During the fourth quarter of 2007, we entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million ((euro)20 million). The closing of the transaction is expected to occur during the first quarter of 2008 following the satisfaction of customary closing conditions including obtaining all necessary regulatory approvals.
    On March 31, 2006, we purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.
    Prior to our acquisitions of the Aurora Golf Club and Fontana Golf and Sports Club from MEC, we had agreements with MEC for the use of the golf course and clubhouse meeting, dining and other facilities for annual payments of Cdn $5.0 million and (euro)2.5 million, respectively. The expense included in the consolidated statement of income with respect to these agreements for the year ended December 31, 2006 was $6 million.
    We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the years ended December 31, 2007 and 2006 was $40 million and $27 million, respectively.
    During the year ended December 31, 2007, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $56 million from us to facilitate the purchase of our Class A Subordinate Voting Shares. At December 31, 2007, the trusts' indebtedness to us was $23 million.
    During the year ended December 31, 2007, we entered into agreements to provide planning, management and engineering services to companies under Basic Element's control. Sales to affiliates of Basic Element are typically under normal commercial terms. Sales included in the consolidated statements of income for the year ended December 31, 2007 with respect to affiliates of Basic Element were $7 million. Included in accounts receivable as at December 31, 2007 are trade amounts owing to Magna in the amount of $6 million. We also formed a joint supply organization with a subsidiary of Basic Element. Our consolidated financial statements include our proportionate share of the combined revenues, expenses, assets, liabilities and cash flows of the jointly controlled entity.

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------

    On February 22, 2008, the United Auto Workers' Union announced the ratification of a four-year wage and benefit contract (expiring in September
2011) at a powertrain facility in Syracuse, New York. Under the terms of the agreement, we will make a number of lump-sum payments to each eligible employee totalling $87,500 to offset future wage and benefit reductions. These lump-sum payments will be paid in four annual instalments beginning April 1, 2008.

    <<
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2007
    -------------------------------------------------------------------------

    Sales
                                                   For the three months
                                                     ended December 31,
                                        -------------------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                          3.658        3.608       +   1%
      Europe                                 3.936        3.970       -   1%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                     $      906   $      800       +  13%
      Europe                            $      478   $      378       +  26%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                   $    3,314   $    2,887       +  15%
        Europe                               1,881        1,499       +  25%
        Rest of World                          124           79       +  57%
      Complete Vehicle Assembly                981        1,246       -  21%
      Tooling, Engineering and Other           536          657       -  18%
    -------------------------------------------------------------------------
    Total Sales                         $    6,836   $    6,368       +   7%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total sales increased 7% or $468 million to $6.8 billion for the fourth quarter of 2007 compared to $6.4 billion for the fourth quarter of 2006.

    External Production Sales - North America

    External production sales in North America increased 15% or $427 million to $3.3 billion for the fourth quarter of 2007 compared to $2.9 billion for the fourth quarter of 2006. This increase in production sales reflects a 13% increase in our North American average dollar content per vehicle combined with a 1% increase in North American vehicle production volumes. Production volumes at certain of our largest North American customers continue to deteriorate. While North American vehicle production volumes increased 1% during the fourth quarter of 2007 compared to the fourth quarter of 2006, production volumes at GM and Chrysler declined 6% and 3%, respectively.
    Our average dollar content per vehicle grew by 13% or $106 to $906 for the fourth quarter of 2007 compared to $800 for the fourth quarter of 2006, primarily due to:

    <<
    - the launch of new programs during or subsequent to the fourth quarter of 2006, including:
        -  the Saturn Outlook, GMC Acadia and Buick Enclave;
        -  the Ford Edge and Lincoln MKX;
        -  the Dodge Grand Caravan and Chrysler Town & Country;
        -  the BMW X5;
        -  GM's full-size pickups;
        -  the Ford F-Series SuperDuty;
        -  the Jeep Liberty; and
        -  the Ford Escape and Mazda Tribute;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    -   increased production and/or content on certain programs, including:
        -  the Chrysler 300/300C, Dodge Charger and Magnum; and
        -  the Jeep Wrangler and Wrangler Unlimited.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Dodge Nitro;
        -  the Ford Fusion, Mercury Milan and Lincoln Zephyr/MKZ;
        -  the Chevrolet Impala;
        -  GM's full-size SUVs;
        -  the Dodge Ram Pickup; and
        -  the Chevrolet Equinox, Pontiac Torrent and Suzuki XL7;
    - programs that ended production during or subsequent to the fourth quarter of 2006, including:
        -  the Saturn ION;
        -  the Buick Rendezvous; and
        -  the Chrysler Pacifica; and
    -   incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 25% or $382 million to $1.88 billion for the fourth quarter of 2007 compared to $1.50 billion for the fourth quarter of 2006. This increase in production sales reflects a 26% increase in our European average dollar content per vehicle partially offset by a 1% decline in European vehicle production volumes.
    Our average dollar content per vehicle grew by 26% or $100 to $478 for the fourth quarter of 2007 compared to $378 for the fourth quarter of 2006, primarily due to:

    - an increase in reported U.S. dollar sales as a result of the strengthening of the euro and British pound, each against the U.S. dollar;
    - the launch of new programs during or subsequent to the fourth quarter of 2006, including:
        -  the Mercedes C-Class;
        -  the smart fortwo;
        -  the MINI Clubman; and
        -  the Volkswagen Tiguan;
    -   increased production and/or content on certain programs, including:
        -  the MINI Cooper;
        -  the BMW 3-Series;
        -  the Volkswagen Caddy; and
        -  the Opel Astra; and
    -   the Pressac acquisition in 2007.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Mercedes E-Class;
        -  the BMW X3; and
        -  the Jaguar XJ-Series;
    -   incremental customer price concessions; and
    - the sale of certain facilities during or subsequent to the fourth quarter of 2006.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 57% or $45 million to $124 million for the fourth quarter of 2007 compared to $79 million for the fourth quarter of 2006. The increase in production sales is a result of:

    - the launch of new programs during or subsequent to the fourth quarter of 2006 in Korea, China, Brazil and South Africa;
    - increased production and/or content on certain programs in Korea, China and Brazil;
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real, Korean Won and Chinese Renminbi, each against the U.S. dollar.


    Complete Vehicle Assembly Sales

                                                For the three months
                                                 ended December 31,
                                        -------------------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales     $      981        1,246       -  21%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly
     Volumes (Units)
      Full-Costed:                          28,841       43,187       -  33%
        BMW X3, Mercedes E-Class and
         G-Class, and Saab 9(3)
         Convertible
      Value-Added:                          13,052       21,919       -  40%
        Jeep Grand Cherokee,
         Chrysler 300, Chrysler Voyager,
         and Jeep Commander
    -------------------------------------------------------------------------
                                            41,893       65,106       -  36%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 21% or $265 million to $981 million for the fourth quarter of 2007 compared to $1.25 billion for the fourth quarter of 2006, and complete vehicle assembly volumes decreased 36% or 23,213 units. The decrease in complete vehicle assembly sales was primarily as a result of:

    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and
    - a decrease in assembly volumes for the BMW X3, the Mercedes-Benz G-Class and all vehicles accounted for on a value-added basis.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the Saab 9(3) Convertible.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 18% or $121 million to $536 million for the fourth quarter of 2007 compared to $657 million for the fourth quarter of 2006.
    In the fourth quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW Z4 and 1-Series;
    -   GM's full-size pickups;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   the Dodge Journey and Nitro programs;
    -   the smart fortwo;
    -   the Mercedes C-Class;
    -   the Jeep Liberty; and
    -   the Ford F-Series SuperDuty.

    In the fourth quarter of 2006 the major programs for which we recorded tooling, engineering and other sales were:

    -   GM's next generation full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the Ford Edge and Lincoln MKX;
    -   the Saturn VUE;
    -   the Dodge Journey;
    -   the Dodge Caliber; and
    -   the Mercedes C-Class.

    Also in the fourth quarter of 2006, in association with the end of production of the E-Class 4MATIC complete vehicle assembly program, we recorded engineering sales related to the final payment received from DaimlerChrysler for pre-production engineering research and development costs which were previously being amortized on a units of production basis over the assembly contract.
    In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro, British pound and Canadian dollar, each against the U.S. dollar.

    EBIT
                                                For the three months
                                                 ended December 31,
                                        -------------------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    North America                       $      115   $       40
    Europe                                      59          (35)
    Rest of World                                8            4
    Corporate and Other                          -           27
    -------------------------------------------------------------------------
    Total EBIT                          $      182   $       36       + 406%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the fourth quarters of 2007 and 2006 were the following unusual items, which are described above in the "Unusual Items" section.

                                                       For the three months
                                                        ended December 31,
                                                     ------------------------
                                                           2007         2006
    -------------------------------------------------------------------------

    North America
      Impairment charges                             $      (22)  $      (13)
      Restructuring charges                                 (17)          (7)
      Foreign currency gain                                  23            -
    -------------------------------------------------------------------------
                                                            (16)         (20)
    Europe
      Impairment charges                             $      (12)  $      (41)
      Restructuring charges                                   -          (30)
    -------------------------------------------------------------------------
                                                            (12)         (71)
    Corporate and other
      Foreign currency loss                                  (4)           -
    -------------------------------------------------------------------------
                                                     $      (32)  $      (91)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America increased 188% or $75 million to $115 million for the fourth quarter of 2007 compared to $40 million for the fourth quarter of 2006. Excluding the North American unusual items discussed in the "Unusual Items" section above, EBIT increased $71 million primarily due to:

    - incremental margin earned on new programs that launched during or subsequent to the fourth quarter of 2006;
    - incremental margin earned as a result of increased production volumes for certain programs;
    - productivity and efficiency improvements at certain facilities, including underperforming divisions;
    -   improvements as a result of prior years' restructuring activities;
        and
    - an increase in reported U.S. dollar sales, net of increased costs, due to the currency translation.

    These factors were partially offset by:

    - operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities;
    - lower margins earned as a result of a decrease in production volumes for certain programs;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   higher incentive compensation;
    -   higher affiliation fees paid to Corporate; and
    -   incremental customer price concessions.

    Europe

    EBIT in Europe increased $94 million to $59 million for the fourth quarter of 2007 compared to a loss of $35 million for the fourth quarter of 2006. Excluding the European unusual items discussed in the "Unusual Items" section above, EBIT increased by $35 million, primarily due to:

    - incremental margin earned on new programs that launched during or subsequent to the fourth quarter of 2006;
    - productivity and efficiency improvements at certain facilities, including underperforming divisions;
    - incremental margin earned as a result of increased production volumes for certain programs; and
    - the sale and/or closure of certain underperforming divisions during or subsequent to 2006.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs, including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006;
    -   operational inefficiencies and other costs at certain facilities;
    - cash awarded to a former sales agent pursuant to an unfavourable arbitration award;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher employee profit sharing;
    -   higher affiliation fees paid to Corporate; and
     -  incremental customer price concessions.

    Rest of World

    EBIT in the Rest of World increased $4 million to $8 million for the fourth quarter of 2007 compared to $4 million for the fourth quarter of 2006. The increase in EBIT is primarily the result of the incremental margin earned on the increased production sales as discussed above and productivity and efficiency improvements at certain facilities.
    Partially offsetting this additional margin were costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    In the fourth quarter of 2007 no EBIT was generated in Corporate and other compared to $27 million for the fourth quarter of 2006. Excluding the Corporate and Other unusual items discussed in the "Unusual Items" section above, EBIT decreased $23 million primarily as a result of:

    -   increased salaries, wages and incentive compensation;
    -   additional costs related to expanding our business in Russia;
    -   increased consulting fees;
    -   higher stock compensation; and
    - the $5 million write-down of our investments in ABCP as discussed in the "Cash Resources" section above.

    These factors were partially offset by increased affiliation fees received from our divisions.
    >>

    CRITICAL ACCOUNTING POLICIES
    -------------------------------------------------------------------------
    Our discussion and analysis of our results of operations and financial position is based upon the unaudited consolidated financial statements, which have been prepared in accordance with Canadian GAAP with respect to interim financial information. The preparation of the unaudited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions.
    We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our unaudited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

    Revenue Recognition

    (a) Separately Priced Tooling and Engineering Service Contracts

    With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.
    Such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities.
    During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, substantially all such tooling contracts are accounted for as separate revenue elements. However, because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements are evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities are deferred and amortized on a gross basis over the subsequent assembly or production program.
    Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.
    Tooling and engineering contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.
    For U.S. GAAP purposes, we adopted EITF 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables" prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

    (b) Contracts With Purchased Components

    Revenues and cost of sales from separately priced tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering services and tooling contracts have been recorded on a gross basis.
    As reported above, the reporting of sales and cost of sales for our vehicle assembly contracts is affected by the contractual terms of the arrangement.
    In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM's vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

    <<
    -   primary responsibility for providing the module to the OEM;
    -   responsibility for styling and/or product design specifications;
    -   latitude in establishing sub-supplier pricing;
    -   responsibility for validation of sub-supplier part quality;
    -   inventory risk on sub-supplier parts;
    -   exposure to warranty; and
    -   exposure to credit risk on the sale of the module to the OEM.
    >>

    To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

    Amortized Engineering and Customer Owned Tooling Arrangements

    We incur pre-production engineering research and development ("ER&D") costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.
    In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.
    ER&D and customer-owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related long-term supply agreement.

    Impairment of Goodwill and Other Long-lived Assets

    Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.
    We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.
    We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are "critical accounting estimates" because:
(i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

    Warranty

    We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers' warranty experience.
    Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

    Future Income Tax Assets

    At December 31, 2007 we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $108 million and $172 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to U.S. subsidiaries.
    On a quarterly basis, we evaluate the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.
    Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factor we use to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. During 2007, we determined that valuation allowances were required in the United States based on:

    <<
    (i) three year historical cumulative losses at our interior systems and powertrain operations;
    (ii) the deterioration of near-term automotive market conditions in the United States; and
    (iii) significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.
    >>

    At December 31, 2007, we had gross income tax loss carryforwards of approximately $1,040 million, which relate primarily to operations in the United States, the United Kingdom, Belgium, Germany, Italy and Spain, the tax benefits of which have not been recognized in our unaudited consolidated financial statements. Of the total losses, $509 million expire between 2008 and 2027 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances.

    Employee Benefit Plans

    The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2007, we had unrecognized past service costs and actuarial experience losses of $1 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
    From time to time, we may be contingently liable for litigation and other claims.
    Refer to note 21 of our 2006 audited consolidated financial statements, which describes these claims. On October 26, 2007, we received a favourable award in a previously disclosed arbitration proceeding involving a steel supplier.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
    Changes in Internal Controls over Financial Reporting

    There have been no changes in our internal controls over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA
    -------------------------------------------------------------------------
    The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the year ended December 31, 2007 and our audited consolidated financial statements for the year ended December 31, 2006 and December 31, 2005 as contained in our 2006 Annual Report, each prepared in accordance with Canadian GAAP.

    <<
                                              2007         2006         2005
    -------------------------------------------------------------------------

    Income Statement Data

    Vehicle Production Volumes
     (millions of units)
      North America                         15.102       15.335       15.722
      Europe                                15.938       15.536       15.959
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                     $      859   $      775   $      731
      Europe                            $      435   $      362   $      317
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                   $   12,977   $   11,883   $   11,499
        Europe                               6,936        5,624        5,058
        Rest of World                          411          269          171
      Complete Vehicle Assembly              4,008        4,378        4,110
      Tooling, Engineering and Other         1,735        2,026        1,973
    -------------------------------------------------------------------------
    Total Sales                         $   26,067   $   24,180   $   22,811
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net income                          $      663   $      528   $      639

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                             $     5.95   $     4.86   $     5.99
      Diluted                           $     5.86   $     4.78   $     5.90

    Cash dividends paid per Class A
     Subordinate Voting or Class B
     Share                              $     1.15   $     1.52   $     1.52
    -------------------------------------------------------------------------

    Financial Position Data

    Cash and cash equivalents           $    2,954   $    1,885   $    1,682
    Working Capital                     $    3,112   $    2,277   $    2,215
    Total assets                        $   15,343   $   13,154   $   12,321

    Financing Resources
      Liabilities
        Bank indebtedness               $       89   $       63   $       89
        Long-term debt due within
         one year                              374           98          131
        Long-term debt                         337          605          700
    -------------------------------------------------------------------------
                                               800          766   $      920
      Shareholders' equity                   8,642        7,157        6,565
    -------------------------------------------------------------------------
    Total capitalization                $    9,442   $    7,923   $    7,485
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Changes from 2006 to 2007 are explained in "Results of Operations - For the Year Ended December 31, 2007" section above.

    2006 COMPARED TO 2005

    SALES

    External Production Sales - North America

    External production sales in North America increased 3% or $384 million to $11.9 billion for 2006 compared to $11.5 billion for 2005. This increase in production sales reflects a 6% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes.
    Our average dollar content per vehicle grew by 6% or $44 to $775 for 2006 compared to $731 for 2005, primarily as a result of:

    - the launch of new programs during or subsequent to the year ended December 31, 2005, including:
        -  GM's next generation full-size pickups and SUVs;
        -  the Ford Fusion, Mercury Milan and Lincoln Zephyr/MKZ;
        -  the Chevrolet HHR;
        -  the Dodge Caliber;
        -  the Chevrolet Impala;
        -  the Ford Explorer/Sport Trac and Mercury Mountaineer; and
        -  the Buick Lucerne;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    -   increased production and/or content on certain programs, including:
        -  the Mercedes M-Class; and
        -  the BMW Z4; and
    -   the acquisition of CTS in February 2006.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain content programs, including:
        -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
        -  the Ford Escape, Mercury Mariner and Mazda Tribute;
        -  the Chevrolet Envoy, Buick Rainier and GMC Trailblazer;
        -  the Cadillac STS;
        -  the Ford Freestar and Mercury Monterey;
        -  the Jeep Grand Cherokee;
        -  the Chrysler Pacifica;
        -  the Ford F-Series SuperDuty; and
        -  the Cadillac CTS;
    - programs that ended production during or subsequent to the year ended December 31, 2005; and
    -   incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 11% or $566 million to $5.6 billion for 2006 compared to $5.1 billion for 2005. This increase in production sales reflects a 14% increase in our European average dollar content per vehicle partially offset by a 3% decline in European vehicle production volumes.
    Our average dollar content per vehicle grew by 14% or $45 to $362 for 2006 compared to $317 for 2005, primarily as a result of:

    - acquisitions completed during or subsequent to 2005, including CTS in February 2006;
    - the launch of new programs during or subsequent to 2005, including the Honda Civic;
    -   increased production and/or content on certain programs, including:
        -  the Mercedes B-Class; and
        -  the BMW X3; and
    - an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound against the U.S. dollar.

    The factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Mercedes C-Class;
        -  the Mercedes A-Class;
        -  the Chrysler Voyager and Grand Voyager; and
        -  the Nissan Micra;
    - programs that ended production during or subsequent to 2005, including production on all MG Rover programs; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 57% or $98 million to $269 million for 2006 compared to $171 million for 2005. The increase in production sales is primarily a result of:

    -   increased production sales at existing facilities in China;
    -   the ramp-up of production at new facilities in China;
    -   increased production sales at our powertrain facilities in Korea;
    - an increase in production sales at a closures systems facility in Brazil;
    -   the acquisition of a mirrors facility in South Africa; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

    These factors were partially offset by the closure during 2005 of an exterior systems facility in Brazil and an engineered glass facility in Malaysia.

    Complete Vehicle Assembly Sales

    Complete vehicle assembly volumes increased 8% to 248,059 units for 2006 compared to 230,505 units for 2005. Complete vehicle assembly sales increased 7% or $268 million to $4.4 billion for 2006 compared to $4.1 billion for 2005. The increase in complete vehicle assembly sales is primarily the result of:

    -   the increase in assembly volumes for:
        -  the BMW X3; and
        -  the Saab 9(3) Convertible;
    - the launch of assembly programs during or subsequent to 2005, including:
        -  the Chrysler 300 in the second quarter of 2005; and
        -  the Jeep Commander in the first quarter of 2006; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

    These increases were partially offset by a decrease in assembly volumes for:

    -   the Mercedes G-Class;
    -   the Mercedes E-Class 4MATIC;
    -   the Chrysler Voyager; and
    -   the Jeep Grand Cherokee.

    The fourth quarter of 2006 marked the end of production for the Mercedes E-Class 4MATIC at our Graz vehicle assembly facility, as DaimlerChrysler will assemble this vehicle in-house.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 3% or $53 million to $2.03 billion for 2006 compared to $1.97 billion for 2005. The increase in tooling, engineering and other sales is primarily as a result of the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar. The sustained level of tooling, engineering and other sales reflects our continued involvement in new production programs.

    Net Income

    Net income decreased by 17% or $111 million to $528 million for 2006 compared to $639 million for 2005. Excluding the unusual items (described in the "Unusual Items" section above), net income decreased $110 million as a result of a reduction in operating income partially offset by decreases in income taxes and minority interest expense, all as discussed above.

                                              2006         2005       Change
    -------------------------------------------------------------------------

    Impairment charges(1)               $      (46)  $      (98)
    Restructuring charges(2)                   (65)         (48)
    Sale of facilities(3)                      (15)          10
    Future tax recovery                         10            -
    Charges associated with MG Rover(4)          -          (13)
    Settlement gain(5)                           -           16
    Foreign currency gain(6)                     -           18
    -------------------------------------------------------------------------
                                        $     (116)  $     (115)  $       (1)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The unusual items for 2006 have been discussed in the "Unusual Items" section above. During 2005, the unusual items were as follows:

    (1) impairment charges including:
           - asset impairments charges relating to certain exterior systems facilities in the United Kingdom, Belgium, Germany and Canada, a closure systems facility in the Czech Republic, and certain powertrain facilities in the United States; and
           - a goodwill impairment charge related to our exterior systems reporting unit in Europe;
    (2) restructuring charges in Europe related primarily to severance costs at a mirrors facility in Ireland, an exterior systems facility in Belgium, and an engineering centre in France, and restructuring charges in North America related primarily to severance costs incurred as a result of the Privatizations and the consolidation and/or closure of certain exterior systems, powertrain and stampings facilities in Canada and the United States;
    (3) a gain on sale of a non-core seat component facility in North
        America.
    (4) MG Rover Group Limited ("MG Rover") was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States. As a result, we recorded charges related to our MG Rover assets and supplier obligations;
    (5) receipt of an award by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project; and
    (6) a foreign currency gain on the repatriation of funds from Europe.


    Excluding the unusual items, net income decreased $110 million as a result of increases in SG&A spending and depreciation and amortization of $114 million and $79 million, respectively. These factors were partially offset by increases in gross margin, net interest income, and equity income of $21 million, $20 million, and $5 million, respectively, and a decrease in income taxes of $25 million and minority interest expense of $12 million.
    Gross margin as a percentage of total sales decreased to 12.3% for 2006 compared to 13.1% for 2005. Excluding the unusual items discussed above, gross margin as a percentage of total sales for 2006 decreased 0.6% primarily as a result of:

    - substantial underperformance at most of our interior systems facilities;
    -   operational inefficiencies and other costs at certain facilities;
    - costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program;
    -   the accrual of the minimum required payment under our EEPPP;
    - lower margins as a result of a decrease in production volumes for certain programs; and
    -   incremental customer price concessions.

    The factors contributing to the decrease in gross margin as a percentage of sales were partially offset by:

    - a favourable revaluation to warranty accruals, substantially in Europe;
    -   productivity and efficiency improvements at certain divisions;
    -   price reductions from our suppliers; and
    -   incremental gross margin earned on program launches.

    The increase in depreciation and amortization costs for 2006 was primarily as a result of:

    - the purchase of subsidiaries, including depreciation and amortization of assets related to the CTS acquisition in 2006 and the amortization of fair value increments related to the privatization of our former public subsidiaries: Tesma International Inc.; Decoma International Inc.; and Intier Automotive Inc. (the "Privatizations");
    - depreciation and amortization of assets at new facilities that launched during or subsequent to 2005;
    - an increase in assets employed in the business to support future growth; and
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar.

    SG&A expenses as a percentage of sales increased to 5.6% for 2006 compared to 5.3% for 2005. Excluding unusual items discussed above, SG&A increased $114 million primarily as a result of:

    - increased selling, general and administrative expenses related to the acquisition of CTS;
    - increased costs incurred at certain underperforming divisions in Europe;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and
    - higher infrastructure costs to support the increase in sales levels, including spending to support program launches.

    These factors were partially offset by:

    -   lower stock option compensation expense; and
    -   lower incentive compensation.

    Minority interest expense decreased by $11 million because no minority interest expense was recorded in 2006 as a result of the Privatizations.

    Earnings per Share

    Diluted earnings per share decreased 19% or $1.12 to $4.78 for 2006 compared to $5.90 for 2005. Excluding the unusual items described above, diluted earnings per share decreased $1.13 from 2005 as a result of the decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding during the year.
    The increase in the weighted average number of diluted shares outstanding was primarily the result of the additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations.

    Financial Position
    -------------------------------------------------------------------------
    Total assets

    During 2006, total assets increased by $833 million to $13.2 billion primarily as a result of:

    - acquisitions during 2006, including the purchase of CTS, which added approximately $475 million of total assets;
    -   the growth in our cash resources, as discussed above; and
    - an increase in U.S. dollar reported amounts of our assets as a result of the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

    Financing Resources

    Total capitalization increased by 6% or $438 million to $7.9 billion at December 31, 2006 compared to $7.5 billion at December 31, 2005. The increase in capitalization is a result of a $592 million increase in shareholders' equity, offset in part by a $154 million decrease in liabilities.
    The increase in shareholders' equity is primarily the result of:

    -   net income earned during 2006 (as discussed above);
    - a $193 million increase in the currency translation adjustment, primarily due to the strengthening of the Canadian dollar against the U.S. dollar between December 31, 2005 and December 31, 2006; and
    - Class A Subordinate Voting Shares issued on the exercise of stock options.

    The increases in equity were partially offset by:

    -   dividends paid during 2006; and
    - a $6 million reduction of share capital related to the repurchase of Class A Subordinate Voting Shares which were awarded on a restricted basis to an executive.

    The decrease in liabilities is primarily the result of:

    - the repayment in January of the second series of senior unsecured notes related to the NVG acquisition;
    - repayments of $59 million and $48 million of senior unsecured notes in May and October, respectively; and
    - the deconsolidation of a partially owned European subsidiary which declared bankruptcy in August and was subsequently sold by the administrator.

    These decreases were partially offset by an increase in reported U.S. dollar amounts, primarily as a result of the strengthening of the euro against the U.S. dollar.

    Cash resources

    During 2006, our cash resources increased by $203 million to $1.9 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities.

    SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
    -------------------------------------------------------------------------
    The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

                                       For the three month periods ended
                                   ------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2007       2007       2007       2007
    -------------------------------------------------------------------------

    Sales                          $  6,423   $  6,731   $  6,077   $  6,836

    Net income                     $    218   $    262   $    155   $     28

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                        $   2.00   $   2.40   $   1.40   $   0.24
      Diluted                      $   1.96   $   2.35   $   1.38   $   0.24
    -------------------------------------------------------------------------


                                       For the three month periods ended
                                   ------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2006       2006       2006       2006
    -------------------------------------------------------------------------

    Sales                          $  6,019   $  6,369   $  5,424   $  6,368

    Net income                     $    212   $    193   $     94   $     29

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                        $   1.95   $   1.78   $   0.87   $   0.26
      Diluted                      $   1.91   $   1.75   $   0.86   $   0.26
    -------------------------------------------------------------------------

    In general, sales increased from 2006 to 2007 as a result of product launches, the acquisition of Pressac in January 2007, and the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. The third quarter of both years is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.
    Included in the quarterly net income are the following unusual items that have been discussed above:

                                       For the three month periods ended
                                   ------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2007       2007       2007       2007
    -------------------------------------------------------------------------

    Impairment charges             $      -   $    (14)  $      -   $    (26)
    Restructuring charges                 -        (10)        (5)       (12)
    Sale of facilities                    -          -         (7)         -
    Sale of property                      -          -         30          -
    Foreign currency gain                 -          -          7         17
    Write-off deferred tax assets         -          -          -       (115)
    Future tax (charge) recovery          -          -        (40)        (8)
    -------------------------------------------------------------------------
                                   $      -   $    (24)  $    (15)  $   (144)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                       For the three month periods ended
                                   ------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2006       2006       2006       2006
    -------------------------------------------------------------------------

    Impairment charges             $      -   $      -   $      -   $    (46)
    Restructuring charges                (9)       (18)        (4)       (34)
    Sale of facilities                    -        (15)         -          -
    Future tax (charge) recovery          -         10          -          -
    -------------------------------------------------------------------------
                                   $     (9)  $    (23)  $     (4)   $   (80)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2007 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: shifting OEM market shares, declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to compete with suppliers with operations in low cost countries; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; the termination or non-renewal by our customers of any material contracts; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines ("Russian Machines") for so long as the governance arrangements remain in place between them; potential conflicts of interest involving the Stronach Trust and Russian Machines; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    <<
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                            Note       2007       2006       2007       2006
    -------------------------------------------------------------------------

    Sales                          $  6,836   $  6,368   $ 26,067   $ 24,180
    -------------------------------------------------------------------------

    Cost of goods sold                5,981      5,701     22,599     21,211
    Depreciation and
     amortization                       239        210        872        790
    Selling, general and
     administrative           12        403        370      1,461      1,360
    Interest income, net                (21)        (6)       (62)       (14)
    Equity income                        (3)        (3)       (11)       (13)
    Impairment charges         4         34         54         56         54
    -------------------------------------------------------------------------
    Income from operations
     before income taxes                203         42      1,152        792
    Income taxes                        175         13        489        264
    -------------------------------------------------------------------------
    Net income                           28         29        663        528
    Other comprehensive
     income:                2,11
      Net realized and
       unrealized gains
       (losses) on
       translation of net
       investment in
       foreign operations               119        (23)       727        193
      Repurchase of shares   3,9        (25)         -       (181)         -
      Net unrealized losses
       on cash flow hedges               (2)         -         (8)         -
      Reclassifications of
       net (gains) losses
       on cash flow hedges
       to net income                     (2)         -          1          -
    -------------------------------------------------------------------------
    Comprehensive income           $    118   $      6   $  1,202   $    721
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting or
     Class B Share:
      Basic                        $   0.24   $   0.26   $   5.95   $   4.86
      Diluted                      $   0.24   $   0.26   $   5.86   $   4.78
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.36   $   0.38   $   1.15   $   1.52
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares
     outstanding during the
     period (in millions):
      Basic                           117.1      108.8      111.4      108.6
      Diluted                         118.4      110.5      114.1      111.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                            Note       2007       2006       2007       2006
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           $  3,640   $  3,784   $  3,773   $  3,409
    Net income                           28         29        663        528
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (42)       (40)      (131)      (164)
    Repurchase of Class A
     Subordinate Voting
     Shares                  3,9       (100)         -       (755)         -
    Repurchase of
     Class B Shares            3          -          -        (24)         -
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  3,526   $  3,773   $  3,526   $  3,773
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                            Note       2007       2006       2007       2006
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income                     $     28   $     29   $    663   $    528
    Items not involving
     current cash flows                 401        295      1,024        911
    -------------------------------------------------------------------------
                                        429        324      1,687      1,439
    Changes in non-cash
     operating assets
     and liabilities                    400        474        (94)       157
    -------------------------------------------------------------------------
                                        829        798      1,593      1,596
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (305)      (249)      (741)      (793)
    Purchase of subsidiaries   6          -        (30)       (46)      (284)
    Increase in investments
     and other assets          5        (15)       (41)      (190)       (99)
    Proceeds from disposition             6         26        109         65
    -------------------------------------------------------------------------
                                       (314)      (294)      (868)    (1,111)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                  (18)      (249)       (79)      (275)
    Issues of debt                        1          -         28         24
    Issues of Class A
     Subordinate Voting
     Shares                  3,9          -         12      1,560         28
    Repurchase of Class A
     Subordinate Voting
     Shares                  3,9       (219)         -     (1,310)         -
    Repurchase of Class B
     Shares                  3,9          -          -        (24)         -
    Dividends                           (42)       (40)      (131)      (163)
    -------------------------------------------------------------------------
                                       (278)      (277)        44       (386)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                    65          9        300        104
    -------------------------------------------------------------------------

    Net increase in cash
     and cash equivalents
     during the period                  302        236      1,069        203
    Cash and cash equivalents,
     beginning of period              2,652      1,649      1,885      1,682
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  2,954   $  1,885   $  2,954   $  1,885
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                   December 31,  December 31,
                                            Note          2007          2006
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                       $    2,954    $    1,885
    Accounts receivable                                  3,981         3,629
    Inventories                                          1,681         1,437
    Prepaid expenses and other                 2           154           109
    -------------------------------------------------------------------------
                                                         8,770         7,060
    -------------------------------------------------------------------------
    Investments                                5           280           151
    Fixed assets, net                          4         4,307         4,114
    Goodwill                                   6         1,237         1,096
    Future tax assets                          2           280           255
    Other assets                               2           469           478
    -------------------------------------------------------------------------
                                                    $   15,343    $   13,154
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                               $       89    $       63
    Accounts payable                                     3,492         3,608
    Accrued salaries and wages                             544           453
    Other accrued liabilities                2,7           911           426
    Income taxes payable                                   248           135
    Long term debt due within one year                     374            98
    -------------------------------------------------------------------------
                                                         5,658         4,783
    -------------------------------------------------------------------------
    Deferred revenue                                        60            73
    Long term debt                                         337           605
    Other long term liabilities                2           394           288
    Future tax liabilities                     2           252           248
    -------------------------------------------------------------------------
                                                         6,701         5,997
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                            3,9
      Class A Subordinate Voting Shares
        (issued: 115,344,184; December 31,
         2006 - 108,787,387)                             3,708         2,505
      Class B Shares
        (convertible into Class A
         Subordinate Voting Shares)
        (issued: 726,829; December 31,
         2006 - 1,092,933)                                   -             -
    Contributed surplus                       10            58            65
    Retained earnings                          3         3,526         3,773
    Accumulated other comprehensive
     income                               2,3,11         1,350           814
    -------------------------------------------------------------------------
                                                         8,642         7,157
    -------------------------------------------------------------------------
                                                    $   15,343    $   13,154
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2006 audited consolidated financial statements and notes included in the Company's 2006 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2006 annual consolidated financial statements, except for the accounting change set out in note 2.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2007 and the results of operations and cash flows for the three-months and years ended December 31, 2007 and 2006.

    2.  ACCOUNTING CHANGE

        In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, "Comprehensive Income", 3855 "Financial Instruments - Recognition and Measurement", 3861 "Financial Instruments - Disclosure and Presentation", and 3865 "Hedges". The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company's accounting for financial instruments and hedges complies with U.S. GAAP in all material respects as of January 1, 2007.

        Financial Instruments

        Under the new standards, all of Magna's financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements and our investment in asset-backed commercial paper ("ABCP"). Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages and certain other accrued liabilities are recorded at amortized cost using the effective interest method. The Company does not currently have any available for sale financial assets.

        Comprehensive Income

        Other comprehensive income includes unrealized gains and losses on translation of the Company's net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of net income and other comprehensive income.

        Accumulated other comprehensive income is a separate component of shareholders' equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

        Hedges

        Previously, under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period that the hedged item affects net income.

        The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

        Increase in prepaid expenses and other                      $     28
        Increase in other assets                                          17
        Increase in future tax assets                                     14
        ---------------------------------------------------------------------

        Increase in other accrued liabilities                       $     32
        Increase in other long-term liabilities                           17
        Increase in future tax liabilities                                13
        ---------------------------------------------------------------------

        Decrease in accumulated other comprehensive income          $      3
        ---------------------------------------------------------------------

    3.  RUSSIAN MACHINES TRANSACTION

        During 2007, following approval by Magna's Class A Subordinate Voting and Class B Shareholders, the Company completed the court-approved plan of arrangement (the "Arrangement") whereby OJSC Russian Machines ("Russian Machines"), a wholly owned subsidiary of Basic Element Limited, made a major strategic investment in Magna.

        The impact of this transaction on the consolidated balance sheet was as follows:

                                     Class A
                                Subordinate Voting
                              -----------------------    Class B
                                   Share       Share       Share         Net
                                Issuance  Repurchase  Repurchase      Impact
                                      (a)         (c)         (a)
        ---------------------------------------------------------------------

        Number of shares
         issued (repurchased) 20,000,000 (11,902,654)   (217,400)  7,879,946

        Cash received (paid)       1,531      (1,091)        (24)        416
        ---------------------------------------------------------------------

        Increase (decrease)
         in share capital          1,531        (280)          -       1,251
        Decrease in retained
         earnings                      -        (655)        (24)       (679)
        Decrease in accumulated
         other comprehensive
         income                        -        (156)          -        (156)
        ---------------------------------------------------------------------
        Increase (decrease) in
         shareholders' equity      1,531      (1,091)        (24)        416
        ---------------------------------------------------------------------

        (a) In accordance with the Arrangement:

            (i) Russian Machines invested $1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. Issue costs related to the issuance of these shares were $6 million.

            (ii) The Company purchased 217,400 Class B Shares for cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million, and the number of votes per Class B Share was reduced from 500 votes to 300 votes. The excess cash paid over the book value of the Class B Shares repurchased of $24 million was charged to retained earnings.

            (iii) The Stronach Trust and certain members of the Company's executive management combined their respective shareholdings in Magna (in the case of executive management, a portion of their shareholdings), together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement into a new Canadian holding company. At September 20, 2007, the new Canadian holding company indirectly held 100% of the outstanding Class B Shares and approximately 71.1% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.

        (b) Prior to completion of the Arrangement Magna caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares.

        (c) On September 20, 2007, the Company also completed a substantial issuer bid pursuant to which it purchased for cancellation
            11.9 million Class A Subordinate Voting Shares, representing 9.2% of the issued and outstanding Class A Subordinate Voting Shares for an aggregate purchase price of $1.1 billion (including
            $2 million of costs relating to the transaction). The excess paid over the book value of the Class A Subordinate Voting Shares repurchased of $655 million was charged to retained earnings.

    4.  GOODWILL AND LONG-LIVED ASSETS

        In conjunction with the Company's annual goodwill impairment analysis and consideration of other indicators of impairment of its long-lived assets at certain operations, the Company recorded long-lived assets impairment charges as follows:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2007       2006       2007       2006
        ---------------------------------------------------------------------

        Europe                     $     12   $     41   $     12   $     41
        North America                    22         13         44         13
        ---------------------------------------------------------------------
                                   $     34   $     54   $     56   $     54
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Europe

        Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, during 2007 the Company recorded asset impairments of $12 million
        ($12 million after tax) relating to certain assets and facilities in Germany, Austria, the Czech Republic and Spain.

        During 2006, the Company recorded asset impairments of $41 million ($38 million after tax) relating to certain assets and facilities in Germany, Austria, the United Kingdom, the Czech Republic and Spain. The asset impairments were recorded based on recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects.

        North America

        During 2007, the Company recorded asset impairments of $44 million ($28 million after tax) at an interiors systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of:
        (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the Company's business planning period based on existing and projected sales levels.

        During 2006, the Company recorded an asset impairment of $13 million ($8 million after tax) relating to certain interior system facilities in the United States. The asset impairments were recorded as a result of losses that were projected to be incurred throughout the Company's business planning period based on existing and projected sales levels.

    5.  INVESTMENTS

        At December 31, 2007, the Company held Canadian third party ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service, which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues. As a result, the Company reclassified its ABCP to long-term investments from cash and cash equivalents. In addition, the Company recorded a $12 million impairment in the carrying value of this investment based on a valuation technique estimating the fair value of these investments from the perspective of a market participant. Significant estimates and assumptions incorporated into the valuation were as follows:

        (i) a high likelihood of a successful restructuring of the ABCP during 2008;

        (ii) available public information regarding the expected amount and timing of estimated underlying cash flows and relevant conditions;

        (iii) a charge against potentially non-performing assets (primarily sub-prime residential mortgages), which was determined based on a probability weighted basis;

        (iv) a charge related to restructured notes which are expected to continue performing. The return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and,

        (v) costs expected to be incurred by the noteholders related to the restructuring.

        Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of the Company's investment in ABCP which would impact the Company's earnings.

    6.  ACQUISITIONS

        (a) For the year ended December 31, 2007

            On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited ("Pressac"). The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, Mercedes and Fiat. The total consideration for the acquisition amounted to $52 million
            (euro 40 million), consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

        (b) For the year ended December 31, 2006

            (i)   CTS Fahrzeug-Dachsysteme GmbH, Bietigheim-Bissingen ("CTS")

            On February 2, 2006, Magna acquired CTS, a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include Mercedes, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

            The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

            (ii)  Magna Golf Club and Fontana Golf and Sports Club

            On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. ("MEC") for total cash consideration of $46 million. On November 1, 2006, the Company purchased the Fontana Golf and Sports Club in Austria from MEC for total consideration of $38 million. These transactions were reviewed by a Special Committee of, and approved by the independent members of, Magna's Board of Directors following the unanimous recommendation of the Special Committee.

            (iii) Other

            During 2006, the Company also acquired a number of small manufacturing and engineering facilities. Total consideration for these acquisitions amounted to $19 million, consisting of $18 million paid in cash and $1 million of assumed debt.

    7.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                          2007          2006
        ---------------------------------------------------------------------
        Balance, beginning of period                $       94    $       96
        Expense, net                                         3             7
        Settlements                                         (6)           (5)
        Acquisition                                          1             6
        Foreign exchange and other                           1             2
        ---------------------------------------------------------------------
        Balance, March 31,                                  93           106
        Expense, net                                         8             7
        Settlements                                         (7)           (3)
        Foreign exchange and other                           9             5
        ---------------------------------------------------------------------
        Balance, June 30,                                  103           115
        Expense (income), net                                6           (39)
        Settlements                                         (5)           (9)
        Foreign exchange and other                           6             -
        ---------------------------------------------------------------------
        Balance, September 30,                             110            67
        Expense, net                                         2            33
        Settlements                                        (14)          (10)
        Foreign exchange and other                           5             4
        ---------------------------------------------------------------------
        Balance, December 31,                       $      103    $       94
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    8.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2007       2006       2007       2006
        ---------------------------------------------------------------------

        Defined benefit pension
         plans and other           $      7   $      7   $     22   $     23
        Termination and long
         service arrangements            12          5         28         19
        Retirement medical
         benefits plan                    6          5         15         14
        ---------------------------------------------------------------------
                                   $     25   $     17   $     65   $     56
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    9.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares and Class B Shares consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                         Class A
                                   Subordinate Voting          Class B
                                  --------------------- ---------------------
                                  Number of     Stated  Number of     Stated
                                     shares      value     shares      value
    -------------------------------------------------------------------------

    Issued and outstanding at
     December 31, 2006          108,787,387   $  2,505  1,092,933   $      -
    Issued under the Incentive
     Stock Option Plan               74,082          5
    Issued under the Dividend
     Reinvestment Plan ("DRIP")       1,381          -
    Release of restricted stock
     (notes 9(c), 10)                     -          3
    -------------------------------------------------------------------------
    Issued and outstanding at
     March 31, 2007             108,862,850      2,513  1,092,933          -
    Issued under the Incentive
     Stock Option Plan              288,644         22
    Issued under Stock
     Appreciation Rights
     (note 9(d))                    301,364         11
    Issued under the DRIP             1,466          -
    Release of restricted stock
     (notes 9(c), 10)                     -          6
    Repurchase (note 9(c))                -         (7)
    -------------------------------------------------------------------------
    Issued and outstanding at
     June 30, 2007              109,454,324      2,545  1,092,933          -
    Issued for cash under the
     Arrangement (note 3)        20,000,000      1,531
    Repurchase and Cancellation
     (note 3)                   (11,902,654)      (280)  (217,400)         -
    Conversion of Class B Shares
     into Class A Subordinate
     Voting Shares (note 3)         148,704          -   (148,704)         -
    Issued under the Incentive
     Stock Option Plan              157,844          6
    Issued under the DRIP             2,004          -
    Release of restricted stock
     (notes 9(c), 10)                     -          1
    Repurchase of Class A
     Subordinate Voting Shares
     (note 9(c))                          -         (1)
    -------------------------------------------------------------------------
    Issued and outstanding at
     September 30, 2007         117,860,222      3,802    726,829          -
    Repurchase and cancellation
     (note 9(b))                 (2,521,553)       (82)
    Issued under the Incentive
     Stock Option Plan                3,240          -
    Issued under the DRIP             2,275          -
    Repurchase (note 9(b))                -        (12)
    -------------------------------------------------------------------------
    Issued and outstanding at
     December 31, 2007          115,344,184   $  3,708    726,829   $      -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (b) On November 8, 2007, the Toronto Stock Exchange ("TSX') accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") relating to the purchase for cancellation and/or for purposes of the Company's long-term retention (restricted stock), restricted stock unit ("RSU") and similar programs, of up to 9.0 million Class A Subordinate Voting Shares of the Company (the "Bid"), representing approximately 9.9% of its public float of such shares. The Bid commenced on November 12, 2007 and will terminate no later than November 11, 2008. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid is 91,737, for purchases on the TSX, and 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, for purchases on the New York Stock Exchange ("NYSE").

            During the three months ended December 31, 2007, the Company repurchased for cancellation 2,521,553 Class A Subordinate Voting Shares for aggregate cash consideration of approximately
            $207 million. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $100 million was charged to retained earnings.

            During the three months ended December 31, 2007, the Company also repurchased 133,539 Magna Class A Subordinate Voting Shares for aggregate cash consideration of $12 million. These shares are being held in trust for purposes of the Company's restricted stock unit program and are reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (c) At December 31, 2007, 893,541 (December 31, 2006 - 958,688) Magna
            Class A Subordinate Voting Shares, which were purchased by the Company at a cumulative cost of $55 million (December 31, 2006 - $57 million), have been awarded on a restricted basis to certain executives. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (d) On June 29, 2007, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights ("SARs") to the Company's Chairman, Mr. Stronach, and an associated company, Stronach & Co., in respect of 648,475 previously granted and unexercised stock options.

            Simultaneously, all such SARs were exercised and all of the previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, Stronach & Co. and Mr. Stronach received 301,364 Magna Class A Subordinate Voting Shares, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange or the New York Stock Exchange (based on the surrendered options' currency) for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

        (e) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 25, 2008, were exercised or converted:

            Class A Subordinate Voting and Class B Shares        116,072,243
            Subordinated Debentures(i)                             1,096,589
            Stock options(ii)                                      2,945,973
            -----------------------------------------------------------------
                                                                 120,114,805
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    10. CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                          2007          2006
        ---------------------------------------------------------------------
        Stock-based compensation
          Balance, beginning of period              $       62    $       62
          Stock-based compensation expense                   2             2
          Exercise of options                               (1)           (3)
          Release of restricted stock (note 9(b))           (3)            -
        ---------------------------------------------------------------------
          Balance, March 31,                                60            61
          Stock-based compensation expense                  14             3
          Exercise of options                               (3)           (3)
          Exercise of stock appreciation rights
           (note 9(c))                                     (11)            -
          Release of restricted stock (note 9(b))           (6)            -
        ---------------------------------------------------------------------
          Balance, June 30,                                 54            61
          Stock-based compensation expense                   2             4
          Release of restricted stock (note 9(b))           (1)            -
        ---------------------------------------------------------------------
          Balance, September 30,                            55            65
          Stock-based compensation expense                   -             3
          Exercise of options                                -            (6)
        ---------------------------------------------------------------------
          Balance, December 31,                             55            62
        Holders' conversion option                           3             3
        ---------------------------------------------------------------------
                                                    $       58    $       65
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    11. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2007       2006       2007       2006
        ---------------------------------------------------------------------
        Accumulated net unrealized
         gains on translation of
         net investment in foreign
         operations
          Balance, beginning of
           period                  $  1,267   $    837   $    814   $    621
          Repurchase of shares
           (notes 3,9)                  (25)         -       (181)         -
          Reclassification of gains
           on translation of net
           investment in foreign
           operations to net income     (19)         -        (26)         -
          Net unrealized gains
           (losses) on translation
           of net investment in
           foreign operations           137        (23)       753        193
        ---------------------------------------------------------------------
          Balance, end of period      1,360        814      1,360        814
        ---------------------------------------------------------------------
        Accumulated net unrealized
         gain on cash flow hedges
          Balance, beginning of
           period                        (6)         -          -          -
          Adjustment for change in
           accounting policy
           (note 2)                       -          -         (3)         -
          Net unrealized losses on
           cash flow hedges(i)           (2)         -         (8)         -
          Reclassifications of net
           losses (gains) on cash
           flow hedges to net
           income(ii)                    (2)         -          1          -
        ---------------------------------------------------------------------
          Balance, end of period        (10)         -        (10)         -
        ---------------------------------------------------------------------
        Total accumulated other
         comprehensive income      $  1,350   $    814   $  1,350   $    814
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) Net of income tax benefit of $1 million for the three months ended December 31, 2007 and income tax benefit of $3 million for the twelve months ended December 31, 2007.
        (ii) Net of income tax benefit of $1 million for the three months ended December 31, 2007 and income tax expense of $nil for the twelve months ended December 31, 2007.

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $1 million (net of income taxes of $1 million).

    12. STOCK BASED COMPENSATION

        (a) The following is a continuity of options outstanding (number of options in the table below are expressed in whole numbers):

                              2007                          2006
                  ----------------------------- -----------------------------
                  Options outstanding           Options outstanding
                  -------------------           -------------------
                                       Options                       Options
                            Exercise      exer-           Exercise      exer-
                   Options   price(i)  cisable   Options   price(i)  cisable
                        No.     Cdn$        No.       No.     Cdn$        No.
    -------------------------------------------------------------------------

    Beginning
     of year      4,087,249   77.45  3,811,336  4,600,039   75.46  4,116,104
    Granted               -       -          -    115,000   87.80          -
    Exercised       (74,082)  63.21    (74,082)  (166,209)  58.32   (166,209)
    Vested                -       -     55,443          -       -     80,100
    Cancelled        (7,306)  73.64     (4,400)   (17,001)  93.35    (12,059)
    -------------------------------------------------------------------------
    March 31      4,005,861   77.72  3,788,297  4,531,829   76.33  4,017,936
    Granted          40,000   88.87          -          -       -          -
    Exercised      (590,008)  64.08   (590,008)  (140,535)  62.92   (140,535)
    Vested                -       -     29,000          -       -      8,138
    Cancelled      (366,686)  69.78   (361,641)    (6,862)  73.11     (2,658)
    -------------------------------------------------------------------------
    June 30       3,089,167   81.41  2,865,648  4,384,432   76.76  3,882,881
    Granted          15,000   95.96          -          -       -          -
    Exercised      (157,844)  59.99   (157,844)   (10,137)  65.55    (10,137)
    Vested                -       -      3,880          -       -    107,004
    Cancelled          (880)  71.71          -    (15,198) 107.83    (15,198)
    -------------------------------------------------------------------------
    September 30  2,945,443   82.64  2,711,684  4,359,097   76.68  3,964,550
    Exercised        (3,240)  58.27     (3,240)  (271,028)  65.16   (271,028)
    Vested                -       -    204,433          -       -    118,429
    Cancelled             -       -          -       (820)  60.25       (615)
    -------------------------------------------------------------------------
    December 31   2,942,203   82.66  2,912,877  4,087,249   77.45  3,811,336
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

            (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        (b) The fair value of stock options is estimated at the date of grant using the Black Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options granted or modified, during the three-months and years ended December 31, 2007 and 2006 are as follows:

                                    Three months ended       Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2007       2006       2007       2006
        ---------------------------------------------------------------------

        Risk free interest rate           -          -      4.33%      3.99%
        Expected dividend yield           -          -      1.14%      2.05%
        Expected volatility               -          -        22%        23%
        Expected time until exercise      -          -    4 years    4 years
        ---------------------------------------------------------------------

        Weighted average fair value
         of options granted or
         modified in period (Cdn$)        -          -   $  19.50   $  14.89
        ---------------------------------------------------------------------

        Compensation expense
         recorded in selling,
         general and administrative
         expenses                  $      2   $      1   $      4   $      5
        ---------------------------------------------------------------------

        (c) During 2007, $17 million (2006 - $7 million) was charged to compensation expense relating to the restricted stock arrangements. At December 31, 2007, unamortized compensation expense related to the restricted stock arrangements was $36 million (2006 - $42 million), and has been presented as a reduction of shareholders' equity.

    13. SEGMENTED INFORMATION

                                             Three months ended
                                              December 31, 2007
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,893   $  1,774              $  1,137
          United States               1,540      1,483                   989
          Mexico                        422        364                   380
          Eliminations                 (211)         -                     -
        ---------------------------------------------------------------------
                                      3,644      3,621   $    115      2,506
        Europe
          Euroland                    2,622      2,564                 1,126
          Great Britain                 321        320                    95
          Other European countries      226        192                   136
          Eliminations                  (61)         -                     -
        ---------------------------------------------------------------------
                                      3,108      3,076         59      1,357
        Rest of World                   152        137          8        152
        Corporate and Other             (68)         2          -        292
        ---------------------------------------------------------------------
        Total reportable segments  $  6,836   $  6,836   $    182      4,307
        Current assets                                                 8,770
        Investments, goodwill
         and other assets                                              2,266
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,343
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                             Three months ended
                                              December 31, 2006
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,577   $  1,518              $  1,065
          United States               1,361      1,320                 1,096
          Mexico                        441        395                   368
          Eliminations                 (132)         -                     -
        ---------------------------------------------------------------------
                                      3,247      3,233   $     40      2,529
        Europe
          Euroland                    2,630      2,583                 1,032
          Great Britain                 272        272                    84
          Other European countries      164        188                   118
          Eliminations                   (1)         -                     -
        ---------------------------------------------------------------------
                                      3,065      3,043        (35)     1,234
        Rest of World                   103         92          4        127
        Corporate and Other             (47)         -         27        224
        ---------------------------------------------------------------------
        Total reportable segments  $  6,368   $  6,368   $     36      4,114
        Current assets                                                 7,060
        Investments, goodwill
         and other assets                                              1,980
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,154
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------



                                                 Year ended
                                              December 31, 2007
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  7,043   $  6,721              $  1,137
          United States               5,972      5,792                   989
          Mexico                      1,560      1,370                   380
          Eliminations                 (628)         -                     -
        ---------------------------------------------------------------------
                                     13,947     13,883   $    688      2,506
        Europe
          Euroland                   10,021      9,839                 1,126
          Great Britain               1,203      1,201                    95
          Other European countries      793        689                   136
          Eliminations                 (195)         -                     -
        ---------------------------------------------------------------------
                                     11,822     11,729        359      1,357
        Rest of World                   504        446         20        152
        Corporate and Other            (206)         9         23        292
        ---------------------------------------------------------------------
        Total reportable segments  $ 26,067   $ 26,067   $  1,090      4,307
        Current assets                                                 8,770
        Investments, goodwill
         and other assets                                              2,266
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,343
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                 Year ended
                                              December 31, 2006
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  6,410   $  6,165              $  1,065
          United States               5,594      5,403                 1,096
          Mexico                      1,644      1,493                   368
          Eliminations                 (540)         -                     -
        ---------------------------------------------------------------------
                                     13,108     13,061   $    575      2,529
        Europe
          Euroland                    9,485      9,323                 1,032
          Great Britain                 956        954                    84
          Other European countries      621        541                   118
          Eliminations                 (143)         -                     -
        ---------------------------------------------------------------------
                                     10,919     10,818        126      1,234
        Rest of World                   343        301          -        127
        Corporate and Other            (190)         -         77        224
        ---------------------------------------------------------------------
        Total reportable segments  $ 24,180   $ 24,180   $    778      4,114
        Current assets                                                 7,060
        Investments, goodwill
         and other assets                                              1,980
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,154
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income before interest income or expense.

    14. RELATED PARTY TRANSACTION

        During the fourth quarter of 2007, the Company entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million ((euro) 20 million). The closing of the transaction is expected to occur during the first quarter of 2008 following the satisfaction of customary closing conditions including obtaining all necessary regulatory approvals. The transactions was reviewed by a Special Committee of, and approved by the independent members of, Magna's Board of Directors following the unanimous recommendation of the Special Committee.

    15. SUBSEQUENT EVENTS

        On February 22, 2008, the United Auto Workers' Union announced the ratification of a four-year wage and benefit contract (expiring in September 2011) at a powertrain facility in Syracuse, New York. Under the terms of the agreement, the Company will make a number of lump-sum payments to each eligible employee totalling $87,500 to offset future wage and benefit reductions. These lump-sum payments will be paid in four annual instalments beginning April 1, 2008.

    16. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
    >>